Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

OneFul Health, Inc.
6 Davis Drive
Durham, NC 27709
http://oneful.health

Up to $1,235,000.00 in Common Stock at $1.00
Minimum Target Amount: $15,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: OneFul Health, Inc.
Address: 6 Davis Drive, Durham, NC 27709
State of Incorporation: DE
Date Incorporated: September 27, 2013

Terms:

Equity

Offering Minimum: $15,000.00 | 15,000 shares of Common Stock
Offering Maximum: $1,235,000.00 | 1,235,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.00
Minimum Investment Amount (per investor): $250.00

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Subscriber shall appoint the Board of Directors of the Company (acting as a majority) (the "Board"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the Board determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the Board for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

By subscribing to the Offering, each Stockholder agrees that inherent in the proxy rights granted to the Board of Directors are the rights to give and receive notices and communications, execute any instrument or document that the Board determines is necessary or appropriate in the exercise of its authority under this instrument, and to take all actions necessary or appropriate in the judgment of the Board for the accomplishment of the foregoing, and further, that these rights shall survive death of an individual shareholder.

Investment Incentives & Bonuses*

Time-Based:

• First Birds Bonus: Invest within the first two weeks and receive 25% bonus shares.

• Early Birds Bonus: Invest in weeks three & four and receive 15% bonus shares.

• Early Bonus: Invest in weeks five & six and receive 10% bonus shares.

Amount-Based:

• Company Bonus: Invest $1000+ and receive 5% bonus shares.

• Silver Bonus: Invest $5,000+ and receive 15% bonus shares.

• Gold Bonus: Invest $10,000+ and receive 20% bonus shares.

• Platinum Bonus: Invest $25,000+ and receive 25% bonus shares

The 10% OneFul Health Inc's existing shareholders:

• OneFul Health Inc's existing shareholders, customers, and partners including prescribing physicians/nurses, and contractors receive a bonus of 10% in addition to any of the above bonuses.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

OneFul Health, Inc will also offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.00 /share, you will receive 10 additional shares of Common Stock, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Bonus Stacking: *Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and 10% OneFul Health existing shareholder bonus in addition to the aforementioned bonus.*

The Company and its Business

Company Overview

OneFul Health Inc. ("OneFul") is an e-Pharmacy platform specializing in personalized medicine and digital health services built on its patented pharmaceutical manufacturing technologies, novel drug delivery forms, and innovative marketing approach. OneFul has already invested millions in patented pharmacy technology, formulation development, and regulatory assets to prepare to launch personalized medicine products that scale economically to serve large populations of chronic disease patients. OneFul's platform enables individualized multi-drug treatments delivered in a single small capsule or easy-to-swallow gel packet while profitably addressing large-scale chronic diseases at a cost to patients as low as $1 a day.

OneFul has piloted and is now ready to launch a first-to-market personalized cardiovascular multi-drug treatment, or 'polypill', targeting the most significant cause of death globally. Supported by clinical trials in over 30,000 patients, such cardiovascular polypill formulations have been shown to reduce one's annual risk of a heart attack or stroke by an average of 50%. OneFul wholly owns a fully operational, accredited compounding facility with licenses in nine states as a base to begin commercializing this product. OneFul's regulatory permits and strategy do not require lengthy FDA product approval processes, utilizing only approved and lab-tested pharmaceutical ingredients. OneFul plans to commercialize its personalized cardiovascular polypill in early 2023 to hundreds of known patients.

The Company's 2021 revenue was $5.8 million, including revenues from its wholly-owned pharmacy operations. Q3 2022 revenues exceeded $3 million. The Company projects that revenue will grow with the launch of new personalized products, potentially doubling within 18 months.

The Company and Business Overview

OneFul is a Delaware registered corporation whose operations include the wholly-owned North Carolina registered subsidiary, Triangle Compounding Pharmacy ("TCP")(together the "Company" unless separately indicated), both located in the Research Triangle region of North Carolina. The Company's mission is to improve pharmaceutical treatment adherence, effectiveness, and safety and achieve brand loyalty through its innovations that enable medical treatments to be personalized at the individual level. The Company uses approved active pharmaceutical drug ingredients to make personalized medications in full compliance with accepted regulatory guidance for compounding pharmacies. By applying the Company's issued patents and proprietary automation processes, the Company can scale to significant demand, achieving high throughput, quality, and fidelity to prescriptions with robotics and software systems. The Company's patented technologies can economically aid many chronic disease issues affecting large populations with personalized combination treatments using low-cost generic drugs. We estimate the Company's technology platform will be able to accurately perform the workload that would typically require 30 pharmacists and technicians to achieve with existing manual methods. By automating the production of individualized combinations of multiple approved generic drugs the Company can help address costly healthcare problems and improve the quality of life for millions.

The Company includes an operating business that is the regulatory foundation that it will use to grow substantially. The consolidated revenue of the Company in the 2021 CY was $5.8 Million and was approximately breakeven. Some of the Company's historic revenue was low margin and irrelevant to future growth and is being phased out in order to focus resources on the personalized medicine market enabled by its patented technologies.

Here is a summary of the background of the Company:

The Company was founded in 2013 by a former iRobot executive/robotics inventor, Edison Hudson, and a former Glaxo Smith Kline pharmacologist/drug developer, Staton Noel. The wholly owned compounding pharmacy subsidiary, Triangle Compounding Pharmacy ('TCP'), is led by Danny M. Barnes, PharmD, a highly regarded pharmacist with over 20 years' experience of operating the accredited compounding pharmacy. Many pharmacy boards consider the facility he manages exemplary, and it has often been used as a site to train pharmacists and regulators. The executive team, financial management, Board of Directors, and key advisors have more than 10 successful exits, with the CEO having IPO experience at two prior startups.

TCP in Cary, NC, is operated as a 503A facility licensed in nine states. TCP was the first pharmacy in North Carolina to operate under FDA cGMP guidelines as an Outsourcing Facility (503B), a high quality standard similar to drug manufacturing facilities. TCP has current DEA licenses and makes sterile injections and non-sterile topical or oral medications complying with USP guidelines in accordance with the prescriptions of licensed physicians and healthcare facilities. To guide regulatory compliance, the Company has continuously retained the services of a regulatory science expert, Andrew Gunn, formerly on staff at the FDA who has a history as a regulatory science expert at several global pharmaceutical companies and hospital systems. The current facility (5,000 sq. feet) in Cary can accommodate the Company's automation systems with some moderate reconfiguration of existing laboratories. TCP will become the reference design for automated pharmacies to be replicated at other locations nationally as the Company scales.

The Company's technologies include patented robotic automation, process chemistry, drug formularies, software to receive/process prescriptions, in-process quality logging, and scheduling systems to optimize production ("IP"). This IP and know-how enables the economic on-demand manufacture of individualized medications, typically made in small batches to supply 30-day or 90-day periods as specified by prescriptions. Individual combination formulas created online can be transmitted to the Company's proprietary robotic automation platform via industry-standard e-prescription systems, including Sure Scripts. Prescriptions are tracked and logged using specialized compounding software systems to track all process steps in filling an order.

The Company has developed, tested and plans to launch the first-to-market personalized cardiovascular "polypill," an individually formulated product to address the enormous cardiovascular market. The polypill concept has been shown in ten published clinical trials (https://www.acc.org/latest-in-cardiology/articles/2021/03/19/11/59/one-pill-for-them-all) to significantly improve outcomes for heart and stroke patients, showing an average annual reduction in risk of cardiovascular events of 50% (see Polypill - Wikipedia). Polypills have been safely used internationally for over a decade. These fixed combination/fixed dosage pills combine multiple approved and known safe generic pharmaceuticals, These drugs are some of the most accepted standards of care in cardiology to treat the most common chronic conditions. Unlike all previous cardiovascular polypills, the Company's innovations uniquely support the rapid on-demand production of personalized formulations of the most commonly prescribed cardiovascular drugs, individually combined at physician-prescribed dosages. Multiple prescriptions for an individual are precisely combined into single small capsules or easy-to-swallow gel packs using the Company's systems. OneFul's personalized polypill product line will use low-cost high quality approved generic drugs to make personalized medications that are lab certified, addressing needs while meeting rigorous quality standards and covering about 70+% of heart/stroke patients.

Based on internal research, the potential markets for the personalized polypill product for chronic cardiovascular treatments are very large and growing. Cardiovascular disease ("CVD") is the greatest cause of death and disability globally, with over 20 million diagnosed patients in the US alone. The market growth is driven by the complex medical needs of an increasingly older population, pervasive pill fatigue, and post-pandemic consumer demand for convenient and economic healthcare choices. SARS-COVID has further amplified the risks for many more to develop cardiovascular disease, including younger people who have been infected. These cardiovascular healthcare problems are global and are typically poorly addressed.

OneFul's immediate business plan focuses on proving its technology platform's commercial power by rapidly growing its current pharmacy revenues with personalized CVD products that are ready for market launch. The first iteration of the cardiovascular product line, designated "CVD -P3," has been formulated, made at TCP's accredited facility, and undergone independent laboratory analysis. The laboratory analysis of several batches validated that the combination pills accurately meet quality standards for all component ingredients. Initial patients have decided to begin using their formulation of CVD-P3, and their physicians have agreed to prescribe it.

The Company believes its proprietary automation conveys a significant economic advantage and presents a competitive barrier. The automation to be deployed in TCP has the potential to enhance the compounding processes required to produce multi-drug treatments tenfold. The use of tested, low-cost raw form drugs, assembled accurately by patented robotic systems, driven by digital sales operations can bring advanced personalized medicine to broad consumer price points.

For example, the drugs used in fixed combination polypill trials could be sold in OneFul's personalized form for around $1.00 per day while generating gross margins exceeding 60%. This price point has been demonstrated to be effective to improve outcomes in a study of underserved patients in the US. Based on discussions with insurers and integrated healthcare systems, this may induce coverage to be approved once adherence data becomes evident. In other discussions with some practitioners in concierge and private physician practice, a daily out-of-pocket price of $2.00 a day ($60/month) is likely an acceptable price to their patient segment for a five-drug combination, supporting Company gross margins as high as 80%.

The Company's marketing business model pivots from its former regional retail basis and direct sales model to a Direct-to-Consumer ("D2C") model to acquire new customers for personalized prescriptions. This approach follows the emergence of the "e-pharmacy" operating model, with prescriptions approved by network physicians. Some of the Company's compounded drugs have historically followed a Business-to-Business ("B2B") model, supplying clinics, hospitals, and integrated healthcare networks. A previous contract for personalized cardiovascular treatments was pre-pandemic with a 45-hospital group, abandoned in 2020 due to pandemic priorities. Based on recent discussions, the Company expects B2B opportunities with healthcare systems to revive in the next two years.

The Company is building an inventory of active pharmaceutical ingredients ("APIs") formulated based on published clinical trial data developed around the fixed-dose international polypills. The current inventory of cardiovascular pharmaceuticals addresses a narrow range of anticipated prescriptions and will be broadened as its quality process approves supply chains. These APIs are sourced from qualified suppliers and then tested at certified pharmaceutical laboratories to validate drug purity and the absence of contaminants before they become production inventory. This quality process ensures multiple combinations that deliver full potency of the prescribed generic drugs without impurities.

The Company has developed an innovation pipeline enabling the rapid personalization of a broad range of medications, delivered in patient-friendly forms that promote adherence to complex treatment regimens. One of the patented methods is a highly flexible gel suspension-based drug delivery form that is formulated and packaged in small flexible squeeze packets to be easy to swallow and palatable. Using this format, different drugs can be dosed and combined for stable delivery without drug-drug interactions to simplify multi-drug adherence for complex treatments. This technology has the potential capacity to combine and deliver the active ingredients of up to 20 different pills in a one-ounce pouch. The automation systems for this format has been implemented commercially in two FDA-approved and inspected facilities supporting products with a broad range of active Generally Recognized as Safe ('GRAS') nutraceutical ingredients. Two generations of automation have implemented the Company's IP and process technology in high-volume production of this gel packet design. This automation has proven to accurately make a month's supply of individualized treatments in as little as two minutes comprised of accurate digitally controlled dosages of multiple active ingredients. Another recent patent issued to the Company has been implemented at the proof-of-concept, prototype stage.

These implementations in commercial settings demonstrate that the Company's technology supports high throughput additive manufacturing methods to make multiple drug delivery economical. The Company has been issued patents for other multi-drug solid drug delivery formats that have been demonstrated at the prototype level. Using additive manufacturing methods and shelf-stable process chemistries, this innovation has shown proof of concepts with very high-throughput potential. To commercialize these innovations will require further process development and analytical lab testing to verify regulatory compliance to meet industry standards of drug safety and stability.

Some of these prototyped drug delivery forms will need small-scale human bioequivalence trials to validate that the formulation meets drug delivery parameters of standard pill forms (pharmacokinetics). While compounding guidelines do not require such trials, the Company has been previously requested by the internal review boards of a large medical system to address their more stringent safety standards before authorizing use in their patient population. Independent clinical research organizations have quoted such a bioequivalence trial that would meet this request involving 15 to 20 subjects for six weeks at average trial costs of $700,000 for five-drug formulations.

Personalized compounded capsule-based drug delivery does not require human bioequivalence trials and is accepted broadly by medical practitioners. This standard format dosage form is regulated by existing compounding guidelines established by the United States Pharmacopeia and can be validated in production by low-cost analytical lab methods. The Company has demonstrated an automated method to combine high-purity/high-density Active Pharmaceuticals Ingredients ('APIs') in dry powder form that can be applied to the commercial capsule filling automation equipment. Patent applications have been submitted for a novel micro-dose feeder technology for purified dry pharmaceutical powders of varying particle size, density, and flowability. This mechanism and processing method can be fitted to certain commercial-off-the-shelf capsule filling automation equipment quoted to the Company with 12-16 week delivery. The micro-dose device will enable additive combinations of multiple compacted powder form APIs to be loaded sequentially into standard pharmaceutical-grade gel capsules. After undergoing quality testing and validation in 2023, this device technology will enhance the efficient production of a broader pharmacopeia of drug combinations. The timing of the quality validation of this technology will not affect the launch of the new CVD products in 2023. We anticipate growth of revenues from the personalized CVD-P3 products in 2024, which will be supported by the qualification of this proprietary technology and provide a technical barrier to competition.

The Company's technology focus is to develop all the systems that support the personalization of chronic health treatments designed based on digital health data. The Company has previously developed cloud-based recommendation software and clinical decision aids that aid personalization based on online customer Q/A responses to determine individual needs. The Company is pursuing both in-house and licensed software and algorithms to serve as formulation aids for pharmacists or medical professionals that integrates pharmacogenomics, drug-drug interaction databases, and relevant biomarker data.

The Company plans to develop Web tools to integrate digital health data from multiple sources, including existing Electronic Health Records, ('EHR'), genomic poly-scores, home base lab, remote monitoring, and patient feedback. This will be accomplished in conjunction with several development partners. Collab Health (https://www.collab.health, formerly Biomarker Labs, https://www.biomarker.io/) has agreed to provide a private blockchain-based patient data structure and algorithm integration platform for individualized formulation decision aids addressing cardiovascular drugs. We believe an agreement with Geneticure (https://geneticure.com/) will provide OneFul patients with optional genomic testing and pharmacogenomic poly-scores based on a home kit (cheek swab). Geneticure' s polyscore and prediction have been trialed at Mayo Clinic and FDA reviewed. This toolkit has the potential to enable the Company to integrate this powerful pharmacogenomic prediction to relay to physicians to formulate an optimal CVD-P3 prescription that is more effective with fewer adverse side effects. The Company anticipates a LOI to be executed with Geneticure in the coming months; however, no terms have been finalized.

With thirteen issued patents covering claims for digital personalization processes, on-demand automation methods, and novel drug delivery forms, the Company has established broad IP freedom to operate with both issued patents and trade secret know-how. Methods to stabilize and suspend variable dosages of multiple drugs in an easy-to-swallow thixotropic (thick liquid) suspension while masking drug taste and preventing drug-drug interaction are valuable IP. Another novel drug delivery form patent has been issued based on additive manufacturing methods to rapidly manufacture variably dosed multi-drug solid forms. Licenses have been negotiated by the Company for processes to rapidly pasteurize/sterilize small batches of ingredients. Recently filed patent applications covers multi-drug capsule manufacturing devices and methods based on bench testing of novel designs that can accommodate a wide range of powders with varied particle size, mass densities, and flowability. The Company's CEO has 26 issued patents and has averaged one granted patent per year for over two decades, with expectations of several more to be issued in the next 2 to 3 years.

Competitors and Industry

Competitors

Service companies including Amazon's PillPack improve medication adherence by collecting multiple standard prescriptions into labeled daily baggies. While this form of medication organization helps, people must still take multiple pills. We believe OneFul is the first company to have the technical capability to combine the active ingredients of multiple prescriptions into a small capsule or easy-to-swallow gel packet, such that many people will then only have to take 1 pill a day. While there are many small compounding pharmacies, none have evolved to use modern automation and few have been able to scale to take advantage of e-commerce-driven markets. Lacking the ability to scale or given the high cost of skilled pharmacists, they cannot make affordable products using traditional manual methods.

Companies such as Amazon, Walgreens, and CVS who currently make little use of compounding pharmacy's regulatory space to provide truly personalized medicine will likely pay attention to this growing opportunity, and so could be competitors or acquirers.

Market

Millions of consumers suffering from chronic diseases, take multiple pills daily to manage their health conditions, such as heart disease, diabetes, mental health, etc. Many therapies have poor effectiveness for a large number of people and they may suffer adverse side effects from one or more of the medications in their treatment. For example, this patient population has one of several cardiovascular conditions or has undergone a procedure requiring that they take 3 to 7 pills/day. Due largely to "pill fatigue", data shows that 50% of cardiovascular patients miss doses, take too many doses, or stop taking their medications completely within 6 months of a heart attack or stroke. This often leads to re-admission to hospital, too frequently to disability or death, as well as high costs to health care systems.

In a recent randomized controlled clinical trial of a fixed dose, 3 drug polypill, with 2,500 patients, the Sharp study, showed that patients who have prescribed a polypill within six months of a heart attack were more likely to keep taking their drugs and had significantly fewer cardiovascular events, compared with those receiving the usual assortment of pills. After 3 years, patients on a polypill were 33% less likely to die of cardiovascular-related causes than people taking a multiple daily pill treatment, The New England Journal of Medicine. https://www.nejm.org/doi/pdf/10.1056/NEJMoa2208275. This adds to the already substantial evidence from 10 studies, involving over 30,000 patients, in which outcomes averaged better than 50% for 4 and 5 drug combinations.(See https://www.acc.org//-/media/Non-Clinical/Images/Latest-in-Cardiology/Articles/2021/03/ACC-Prevention-EA-Sharif-Table-1.pdf).

The global personalized medicine market size is expected to reach USD 796.8 billion by 2028, according to a new report by Grand View Research, Inc. The market is expected to expand at a CAGR of 6.2% from 2021 to 2028. The market growth can be attributed to several factors such as the high adoption of advanced genome sequencing instruments, the launch of companion diagnostics, the rising incidence of cancer, and the greater use of genetic testing as a factor in treatments.

The Compounding Pharmacy business is one of the oldest forms of pharmacy, with the iconic symbol of the "mortar and pestle" still widely synonymous with its practices. The U.S. Compounding Pharmacies market is the largest globally, at over USD 5 billion in 2020 Studies estimate that the adult segment (over 50 years) accounted for around 47% of the market in 2020 and will expand due to the increased age of populations, the rise in the prevalence of chronic diseases, and consumer desire for greater personalized healthcare.

See: https://straitsresearch.com/report/compounding-pharmacies-market/#:~:text=The%20market%20for%20Compounding%20Pharmacies%20is%20expected%20to,expected%20to%20double%20from%2046%20mil

Current Stage and Roadmap

Recent activities have included:

- September 2022 release of clinical trial results led by US researchers at showing that polypill reduces risk of death from cardiovascular by 33% per year. See Polypill Strategy in Secondary Cardiovascular Prevention (nejm.org).

- Discussions progressed with 3 telemedicine partners, and geneticure, Collab Health Discussions of potential commercial collaboration with a PE backed network of compounding pharmacies entered investment discussions. (press releases are expected to follow)

-OneFul was invited to speak at the prestigious Precision Medicine World Conference (see www.pmwcintl.com/). Returning to his former home in Silicon Valley, Edison Hudson presented OneFul capabilities to bring the promised benefits of Personalized Medicine by employing clinically tested pharmacogenomics to formulate individualized combination treatments, made economically using its patented robotic automation. Sharing the stage with Amazon Web Services executives, and leading precision medicine researchers, OneFul was introduced to the large medical and investment community gathered at this event.

We believe OneFul solves the complex problem of the fixed-dose/combination polypills to date that can't accommodate individual treatment needs by personalizing each polypill supply to a doctor's prescriptions for each patient. Fixed dose polypills, available in international markets, have never been approved by the FDA in the USA because of this inability to match individual needs, resulting in some patients getting sub-clinical therapy, others getting doses that may be harmful or interact with other drugs they are taking. Using online Q/A followed by a telemedicine consult, patients can receive personalized polypills to match their own treatment needs.

We have an active customer patient population of over 3,500, of which 15-20% indicate an interest in the polypill concept as they are taking 3-7 pills a day for their chronic condition. This was determined by a survey of existing patients and review of their medication histories. These known and loyal customers provide the basis for our initial sales growth of the cardiovascular polypill product.

We are in discussions with multiple telemedicine groups who will be a source for prescriptions for the polypill especially as well as other personalized pharmaceuticals we currently make for hormone replacement therapy, post-surgery prostate cancer patients, and clinical nutrition therapies. We have agreements in place with Physician 360, and are in discussions for programs with HeartBeat Health, Sesame Health, MDVIP, and other online provider networks. Memorandum of Understanding announcements are expected.

We have agreements with Collab Health to provide data service intergration for patients who want to optimize their health, and with Geneticure to provide genetic testing and data interpretation of cardiovascular pharmacogenomics.

We have long standing relationships with some leading hospital systems, developed over several years. While hospital systems take a lot of work to get approval to use our products, especially new products like our polypill multi-drug solution, we have had very positive interactions with doctors and the hospital organizations. For an example, see the video made by Advent Health, Florida Hospital, https://www.ivanhoe.com/medical-breakthroughs/edible-gel-replaces-20-heart-pills-day/ (note that it mentions Panaceutics our former trading name before or name change last year to OneFul Health).

With this round to seed the market promotion, partnerships, and scaleup, revenues are projected to exceed $20M in 3 years. Increased marketing spend will stimulate the organic revenue growth of existing base compounding products. These products have traditionally generated high gross margins exceeding 70%, but are labor and quality-control intensive. The rapidly scalable personalized combination products will generate the majority of revenue growth as the Company implements its automation. For example, new production process for the CVD-P3 improves pharmacist output in prescriptions filled per hour from an average of 3 to over 30 per hour. The Cost of Goods for these automated products is typically 70% materials (pharmaceuticals, packaging), and less than 30% Labor and Quality costs, the inverse of traditional compounding products. Reductions in material costs are expected mostly from buying leverage with an increased volume of drug purchases. Capital Expenditures ("CAPEX") of $300,000 needed to automate these products creates the capacity to generate between $7 to 10M in revenue per year, dependent on the product mix. All products are planned to be priced to make above 65% gross margins. Product mix, inflation, shipping costs, and drug shortages will affect net profits. The Company currently has pharmacy licenses in nine states and plans to be licensed in additional states. We have held substantive discussions with a private equity firm owning multiple pharmacies and pharmacies covering other states. Once the Company has demonstrated the scalability of its technology, it plans to grow using a combination of franchising and acquisition to serve the national market for personalized medications, estimated to exceed $500M by 2025.

Please see risk factors for additional information regarding the use of forward looking statements.

The Company believes it has few competitors that bring this level of innovation to the new markets of fully personalized pharmaceuticals and has an adequate, yet growing issued patent portfolio. The Company acknowledges that the markets it is addressing are very large and potentially global, leading us to believe that the Company may be deemed attractive to global brands and services as an acquisition target once it demonstrates its ability to scale its technology and processes.

The Team

Officers and Directors

Name: Edison T. Hudson

Edison T. Hudson 's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO, CTO, Board Member and Founder
  Dates of Service: March, 2013 - Present
  Responsibilities: General Management, Technology Innovation and Engineering, General Board Duties/ Salary is $175,000 per year and has 4.15% equity.

Name: Danny M. Barnes

Danny M. Barnes's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Pharmacy Officer & Board Member; President of Triangle Compounding Pharmacy
  Dates of Service: December, 2016 - Present
  Responsibilities: Pharmacy management, Regulatory Compliance, General Board Duties. Salary is $200,000 per year and has 12.37% equity.

Other business experience in the past three years:

- **Employer:** Triangle Compounding Pharmacy
  Title: President
  Dates of Service: January, 1999 - Present
  Responsibilities: Facilitating & overseeing general company operations.

Other business experience in the past three years:

- **Employer:** Panacea BioMatx Inc (Panaceutics Rx)
  Title: Chief Pharmacy Officer
  Dates of Service: January, 2017 - February, 2022
  Responsibilities: Manager

Name: Deon Joubert

Deon Joubert's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chairman of Board
  Dates of Service: January, 2015 - Present
  Responsibilities: Board Chairman and general Board duties. Deon currently resides in Australia.

Other business experience in the past three years:

- **Employer:** Sanitarium Health & Wellbeing Company
  Title: Executive General Manager Treasury & Advisory
  Dates of Service: April, 2018 - Present
  Responsibilities: Executive General Manager Treasury & Advisor

Other business experience in the past three years:

- **Employer:** Sanitarium Health and Wellbeing Company
  Title: GM - Corporate Advisory Services
  Dates of Service: January, 2013 - Present
  Responsibilities: General manager & advisory services

Name: Worth Harris

Worth Harris's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Member
  Dates of Service: February, 2016 - Present
  Responsibilities: General Board Duties. Has 17.41% equity.

Other business experience in the past three years:

- **Employer:** Nuvoda
  Title: Chairman
  Dates of Service: January, 2011 - Present
  Responsibilities: Advisor for Nuvoda which provides innovative renewable solutions for the wastewater industry.

Other business experience in the past three years:

- **Employer:** Harrispark Properties
  Title: Co Owner
  Dates of Service: January, 1994 - Present
  Responsibilities: Co-owns & manage properties

Name: Eva Doss

Eva Doss's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Member
  Dates of Service: June, 2022 - Present
  Responsibilities: General Board Duties

Other business experience in the past three years:

- **Employer:** The Launch Place
  Title: President and CEO
  Dates of Service: July, 2012 - Present
  Responsibilities: Oversees general operations of company

Other business experience in the past three years:

- **Employer:** Winston Starts
  Title: Winston Starts Mentor
  Dates of Service: January, 2020 - Present
  Responsibilities: Freelancer for Winston Starts Mentor providing services for entrepreneurs & businesses

Name: Angela Keck

Angela Keck's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Secretary / Treasurer
  Dates of Service: December, 2022 - Present
  Responsibilities: Board administrative, (non-voting), role. Company accounting, HR administration, tax reporting, bank relationships. Salary is $93,600 and has 0.02% equity.

- **Position:** Chief Accountant, HR Administrator
  Dates of Service: November, 2016 - Present
  Responsibilities: Accounting, reporting, Human Resource administrator, tax reporting, banking relationhip

Other business experience in the past three years:

- **Employer:** Triangle Compounding Pharmacy
  Title: Director of Accounting and Human Resources
  Dates of Service: June, 2007 - Present
  Responsibilities: Financial statement preparation, forecasting, payroll, human resource management, benefits planning and implementation, complex problem solving and policy development.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the OneFul (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in OneFul should consider all of the information provided to such potential investor regarding OneFul as well as the following risk factors, in addition to the other information listed in the Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in OneFul.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the pharmaceutical or healthcare industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our personalized cardiovascular polypill ("CVD-P3"). Delays or cost overruns in the development of our CVD-P3 and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Board of Directors of the Company as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have limited revenue and operating history
While the TCP subsidiary has a long track record and significant revenues, OneFul has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that our personalized cardiovascular polypill is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that OneFul will succeed. Further, OneFul never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns several trademarks, copyrights, Internet domain names, and trade secrets, and has 13 issued patents, with other patents submitted. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. Some of the Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our current and planned products do not require FDA approvals, though require valid physician prescriptions. Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected. .

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Amazon Web Services, Google search, and similar industry infrastructure or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider could harm our reputation and materially negatively impact our financial condition and business.

If the Company cannot raise sufficient funds it may not succeed
OneFul is offering Common Stock in the amount of up to $1,230,000 in this offering and may close on any investments that are made. Even if the maximum amount is raised, OneFul is likely to need additional funds in the future in order to complete the development and commercialization of our product , and if it cannot raise those funds for whatever reason, including reasons relating to OneFul itself or the broader economy, in which case it will reduce its operations and fail to grow, it may be sold at a low or discounted valuation, or it also may not survive. If OneFul manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our activity, the unavailability of additional equity capital could result in the Company performing below expectations, which could adversely impact the value of your investment.

We are an early stage company and have not yet generated any profits
OneFul was restructured in September 2021. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth, and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. OneFul has incurred a net loss on revenues since its inception. There is no assurance that we will ever be profitable or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early growth company and have limited revenue and operating history with our planned strategy
The Company has small revenues compared to potential competitors. If you are investing in this company, it's because you think that personalized medicine is a good idea, that the team will be able to successfully market, and sell the product, and that we can price it right and sell enough to hospitals so that the Company will succeed. Further,

Sale or Transfer of Assets
OneFul has previously considered the sale of TCP whose accounts are consolidated with OneFul in exchange for cash as part of a Joint Venture transaction with private equity in order to gain access to their national network of existing compounding pharmacies, though no suitable agreement was achieved. OneFul may resort to this approach as a part of national expansion plans when and if such a condition is warranted and favorable to shareholders. Any cash generated by such a transaction will be applied in the execution of the OneFul plan. Any such sale would have an impact on some aspects of the business model of the Company.

Joint Ventures
The Company may explore joint venture opportunities. These opportunities may involve issuances of equity which may dilute the percentage of ownership held by the then stockholders.

Panaceutics Nutrition, Inc. Shares Held by the Company
OneFul's consolidated balance sheet includes 580,000 common shares in Panaceutics Nutrition Inc ('PNI'), the former subsidiary, now independent, entity and licensee of IP applications in personalized nutrition. Of these shares, 500,000 have been reserved for distribution pursuant to the Company's 2021 Equity Incentive Plan for management, but it is possible this plan may be cancelled and the shares may be used for other corporate purposes or be made available for distribution to shareholders. A nominal value has been assigned to this stock asset based on historical actual transactions, but this cannot be exactly assessed due to large holdings of preferred shares in PNI by third party investors.

Contingent Liability from Spinoff of Panaceutics Nutrition, Inc. Related to Danville Agreements

As noted in Financial History, OneFul's technology is applicable to both pharmaceutical and nutritional products. The Company's initial focus was on nutritional products and, prior to the formation of Panaceutics Nutrition, Inc. ("PNI"), and in order to take advantage of several million dollars of public or quasi public incentives related to establishment of a manufacturing facility in Danville, Virginia, OneFul entered into several performance, grant, equipment lease and facility lease agreements with the Industrial Development Authority of Transylvania County, the Tobacco Region, Revitalization Commission, and the Commonwealth Opportunity Fund (the "Danville Agreements"). PNI was formed thereafter as a subsidiary of the Company and executed a joinder to the Danville Agreements and PNI has since been the performing party on those agreements. Some of those agreements have cross-default clauses. Except for the remaining 580,000 shares of PNI retained by the Company, OneFul's interest in PNI has been spun off. The Company, however, remains a party to the Danville Agreements and if PNI should default on any of the Danville Agreements, the Company might have liability exposure on one or more of the Agreements. The Company is not aware of any default on the Danville Agreements.

Availability of Exemptions from Registration
OneFul has not registered the Shares under the Securities Act or under the securities laws of any state in which the Shares are being sold. OneFul is selling the Shares in reliance on certain exemptions from the registration requirements of such laws. These laws are very complex, and it is often difficult for a company to determine whether it has complied with all of the requirements necessary to obtain the exemptions. OneFul could be subject to civil liability and be required to return the proceeds of the sale of the Shares to you and other investors if the claimed exemptions are unavailable for any reason. In addition, OneFul could incur significant legal costs in defending itself if the Securities and Exchange Commission or a similar state agency were to challenge the availability of the claimed exemptions from registration. The payment of legal costs, civil penalties and/or the return of the sales proceeds to investors would have a significant negative effect on the Company's financial condition. OneFul has not established a reserve to cover the costs of defending itself if it is subject to legal challenge on these issues or on any issues related to the sale of the Shares.

We are reliant on one main type of crowdfunding service
Our current capital equity raises are dependent on variants of one type of crowdfunding service, providing a platform for online capital formation. Our revenues are therefore dependent upon the market for online capital formation.

Your shares are subject to a proxy.
Your shares will be subject to a proxy granted to the Board of Directors as set forth in the Subscription Agreement and also as set forth in the Restricted Stock Agreement. See Attachment 1.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common. The form of equity or debt used to obtain this capital, or the exact amount needed, cannot be accurately known. The availability of such funding is subject to credit, economic, market and legal constraints. The Company cannot guarantee that any additional financing can be obtained. There can be no assurances that OneFul's shareholders will not be diluted by investment of such capital. Securing additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Food and Drug Administration
Pharmaceuticals, clinical diagnostic procedures and biomedical devices are subject to extensive and rigorous domestic government regulation. The Food and Drug Administration (FDA) regulates, among other things, the development, testing, manufacture, safety, efficacy, record-keeping, labeling, storage, approval, advertising, promotion, sale and distribution of pharmaceutical products. The Company does not intend to develop new drug entities that require regulatory approval from the FDA, and instead works only with existing approved drug products that are allowed to be compounded under FDA Sections 501(a)(2)(B), 502(f)(1), under established formulary practices established under USP 795 for non-sterile, and USP 797 for sterile products. Such practices are regulated at the state level, and while there is no restrictions known to the Company on the planned products, there can be no guarantee that each state will allow all of the practices and pharmaceuticals that are part of OneFul's business plan on an ongoing basis.

Compounding under 503A
While the Company laboratory products and compounded products under the 503A guidance themselves are not in general subject to regulatory approval, and are authorized solely by the prescriptions of licensed physicians, they may be generally applied to support development of products or procedures that do require such approval, under new drug delivery forms regulations such, section 505. As such, the Company plans to provide equipment, standard operating procedures, software and systems that are validated for current Good Manufacturing Practices. The Company products applied directly to any human clinical application will be subject directly to regulatory approvals. If the Company's products are marketed abroad, they may also be subject to extensive regulation by foreign governments. If a regulatory review and approval process is required for any new product or development, and the Company elects to file for approval or market exclusivity, it typically takes many years, requires the expenditure of substantial resources, involves post-marketing surveillance, and may involve ongoing requirements for post-marketing studies. Any such delays will impact on the ability of the Company to generate revenues with some of its new products. The Company's newly acquire compounding pharmacy and FDA regulated outsourcing facility is subject to unannounced inspections by regulatory authorities that could lead to citations, recalls, and other interventions that may temporarily impair business operations. It is uncertain how the FDA will respond to manufacturing of larger batches inside of compounding pharmacies. In addition, compounding pharmacies are coming under increased scrutiny and it is unclear how the FDA will respond to individuals making recommendations about what they desire to have a in a formulation.

Other Regulation
Other regulatory challenges will be external and outside of the Company's control, including changes that may be made regulating online pharmacy practices, including advertising, reimbursement, Pharmacy Benefit Manager purview. Medicine is regulated on a state level, which creates a regulatory web. Each state and the District of Columbia has its own medical and pharmacy boards. The U.S. Food and Drug Administration (FDA) regulates medication and treatments, and the Federal Trade Commission (FTC) regulates advertisements. As OneFul's ambitions grow to a national level, it may need to contend with over 100 regulatory bodies. Being skilled and knowledgeable in the regulatory arts and managing this aspect of the business can be an important competitive advantage.

New Business Venture
OneFul's growth strategy, and business plan are speculative. The Company is a growth company, and it will have substantial expenses before it obtains significant income. The establishment of any new business involves problems, expenses, difficulties, complications and delays. It is not possible for anyone, including the Company, to predict with certainty what all of these expenses, complications and delays will be, or how long it will take before the Company is successful. While the expectation of success is there and the products can be made and sold conceptually, there is risk in the commercialization of these concepts which means that OneFul may or may not be successful overall.

Approvals by Institutional Review Boards
Some of these prototyped drug delivery forms will need small-scale human bioequivalence trials to validate that the formulation meets drug delivery parameters of standard pill forms (pharmacokinetics). While compounding guidelines do not require such trials, the Company has been previously requested by the internal review boards of a large medical system to address their more stringent safety standards before authorizing use in their patient population. As a result, some market acceptance may be contingent upon the outcome of such trials or approvals by internal, non-governmental institutional review boards.

We may never have a large scale product or service
It is possible that CVD-P3 may never be accepted by sufficient number of patients or to achieve profitable market size or that the product may never be used or adopted by doctors or hospital formularies. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders/members/creditors.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption of reasonable product uptake and gain of market share. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market. They may have much better financial means and marketing/sales and human resources than us. Once our product segment becomes successful, they may succeed in developing and marketing competing equivalent, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

Physician Partner Network Approval Process Delays and limitations
The approval by physician telemedicine organization or their internal medical policy boards that determine rules for writing patient prescription may produce unexpected delays and additional costs. In addition, other unforeseen restrictions or capacity of outside partnerships in the sales cycle may create limitations on our ability to commercialize our product to its full extent.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the launch stage and have only manufactured pilot quantities for CVD-P3. Delays or cost overruns in the development of CVD-P3 and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, sourcing of ingredients, and quality hurdles. Any of these events could materially and adversely affect our ability to bring CVD-P3 to the market.

Some of our products are still in prototype phase and might never be operational products
It is possible that some of the products there may never be operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

The Company's technology has only been used in modest volume.
Certain aspects of the technology still need to be enhanced and matured in order to make production efficient and standardized to make the production technology suitable for replication to support scaling and licensing obligations. Basic technologies may in general be unreliable or may not perform well enough to warrant further development. While some of the relevant technology for suspension has been tested in production and other technology tested at lab scale, the technology has not been sufficiently replicated by third parties and may exhibit issues yet to be experienced in systems built by inhouse. While all of the pharmacy equipment and the facililty being used current to produce new products such as the polypill have been qualified and in production use, much of the equipment to be used to scale up has yet to be qualified under pharmaceutical standards that are applicable in a 503A facility under USP 795 guidelines.

Chief Executive Officer
The Company, which was founded and led by technical innovators, regulatory, and pharmacy operating management, expects to appoint a new CEO. It may take several months to recruit a CEO.

Our failure to attract and retain other highly qualified personnel in the future, could harm our business
As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources, and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions ,when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring, and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Reliance on Contract Development and Manufacturing Organizations
The Company will use outside developers to create critical online customer acquisition and physician partner software. The availability of these resources and scheduling and testing of this capability may involve unanticipated delays and expenses. These unexpected delays and costs may prevent the Company from acquiring and qualifying new customers.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Worth Harris (Voting power via proxy to Board)	1,706,091	Common Stock	20.0%
Edison Hudson (Voting power via proxy to Board)	406,446	Common Stock	20.0%
Danny M Barnes (Voting power via proxy to Board)	1,212,500	Common Stock	20.0%
Eva Doss (Voting power via proxy to Board)	406,769	Common Stock	20.0%
Deon Joubert (Voting Power via proxy to Board)	1,932,008	Common Stock	20.0%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,235,000 of Common Stock.

Common Stock

The amount of security authorized is 15,000,000 with a total of 11,482,286 outstanding.

Voting Rights

One vote per share subject to a proxy. Please see Voting Rights of Securities Sold in this Offering.

Material Rights

The total amount outstanding includes 1,683,157 unissued shares reserved for future issuance pursuant to OneFul's Equity Incentive Plan.

Each Investor in this Offering shall agree to join as a party that is designated as a "Stockholder" to the Second Amended and Restated Shareholders Stock Restriction Agreement and be bound to its terms. As a "Stockholder" each investor in this offering will agree to grant their votes to the Board of Directors via proxy (see below)

Voting Rights of Securities Sold in this Offering

The Second Amended and Restated Shareholders Agreement provides as follows:

Irrevocable Proxy. Each Stockholder hereby constitutes and appoints the Board of Directors of the Corporation, acting by majority vote thereof, as its, his, her or their proxy, with full power of substitution, for and on our behalf to attend all meetings of the shareholders of the Corporation and for such persons to act, vote, and execute consents and waivers, as fully and to the same extent and effect as might be done by the Stockholder with respect all Common Stock owned by such Stockholder, provided that such rights must be exercised in a manner consistent with Section 5 hereof. This appointment of proxy is coupled with an interest associated with Stockholder's interest in this Stock Restriction Agreement and the Plan without which Stockholder recognizes that all or a substantial portion of the value of Stockholder's Common Stock (or predecessor Series A Convertible Preferred Stock held by Stockholder) may have been substantially reduced or lost. This appointment of proxy is irrevocable until the interest to which it is coupled is extinguished or until a Termination Event, and until such time this appointment of proxy shall continue in full force and effect. In the event that, as the result of a stock split or stock dividend or combination of shares or any other change, or exchange for other securities, by reclassification, reorganization, merger, consolidation, recapitalization or otherwise, Stockholder is entitled to new or additional or different shares of stock or securities, such new or substitute shares or securities shall be subject to this proxy.

By subscribing to the Offering, each Stockholder agrees that inherent in the proxy rights granted to the Board of Directors are the rights to give and receive notices and communications, execute any instrument or document that the Board determines is necessary or appropriate in the exercise of its authority under this instrument, and to take all actions necessary or appropriate in the judgment of the Board for the accomplishment of the foregoing, and further, that these rights shall survive death of an individual shareholder.

Other Material terms

The Second Amended and Restated Shareholders Agreement provides as follows:

Drag-Along. If Majority Shareholders elect to sell their Common Stock to any person (other than to Permitted Transferees as expressly permitted, the Majority Shareholders may, at their option and upon notice to the other Shareholders, elect to require all but not less than all other Shareholders to sell their Common Stock in such transaction on the same terms and conditions as the Majority Shareholders.

Right of First Refusal. Investors in this offering will not be subject to the Right of First Refusal in the Second Amended and Restated Shareholders Stock Restriction Agreement as this right has been waived by OneFul with respect to securities sold in this offering.

Lockup Agreement. The Corporation (or a representative of the underwriters) may, in connection with the first underwritten registration of the offering of any securities of the Corporation under the Securities Act, require that Stockholder not sell or otherwise transfer or dispose of any of the Common Stock or other securities of the Company during such period (not to exceed one hundred eighty (180) days) following the effective date of a registration statement of the Company filed under the Securities Act. In addition, Stockholder further agrees that the Company may impose stop-transfer instructions with respect to securities subject to the foregoing restrictions until the end of such period.

Please see the Second Amended and Restated Shareholders Stock Restriction Agreement (Exhibit F of the Offering Memorandum) for more full information regarding the rights and restrictions of the securities sold in this offering.

What it means to be a minority holder

The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of OneFul and have agreed to appoint the Board of Directors of the Company (acting as a majority) (the "Board"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of OneFul have been paid out.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to OneFul issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You may own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
If OneFul decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $1,017,435.00
  Number of Securities Sold: 2,034,869
  Use of proceeds: debt elimination, restructuring, business planning, product development
  Date: November 30, 2022
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

The Company continues its process of focusing on innovation and new products and away from some of Triangle Compounding Pharmacy's legacy, low-margin distributed products.

The Company completed a restructuring following the spin-out of its product line and production assets tor personalized nutrition to a standalone separate entity, Panaceutics Nutrition Inc (www.panaceutics.com). Some residual licensing and asset transfer revenues from Panaceutics continue to wind down and will no longer contribute to cashflow in future years.

Revenue

Revenue for the fiscal year 2021 was $5,843,237 compared to $3,937,387 in the fiscal year 2022. Inhouse-produced product and service revenue grew by 8% from 2021 to 2022, with an average 80% unit margins. The in revenue resulted solely from the elimination of distributed specialty drug products, where price and margins are controlled by insurance reimbursement rates and pharmacy benefit management sales distribution. While such specialized drug products add to revenue, they generate single-digit margins, tie up cash in inventory, and are not aligned with the personalized medicine strategy of OneFul Health.

Cost of sales

Cost of Sales for fiscal Year 2021 was $2,904,204$ compared to $1,782,680 fiscal year 2022.

The Cost of Sales was lower due reduction in sales of high cost, low margin legacy specialty drug products.

Gross margins

Gross margins for the year 2021 were $2,939,033 compared to $2,154,706 in fiscal year 2022

Overall Gross Margins improved from 50% in fiscal year 2021 to 55% in fiscal year 2022.

Expenses

Expenses for fiscal year 2021 were $ 3,503,682 compared to $2,618,063 in fiscal year 2022.

Expenses declined as personnel was transferred to the Panaceutics Nutrition spin-off, and some personnel associated with distributed drug products were released. Some full-time personnel associated with development and regulatory converted to part time retainer contracts.

Historical results and cash flows:

The Company is currently in early growth, commercializing new products developed, and continues to generate stable revenue in core personalized and compounded products. We believe the historical cash flows will not be indicative of the revenue and margins expected for the future, once new products are launched as these are all designed to be automated with robotics and proprietary processes. When fully implemented, our on-demand manufacturing approach enables rapid scaling of revenues with significantly less additional skilled labor. Cash was to date been primarily generated through private equity funding, development contracts, and from services and products delivered by acquired pharmacy assets. Our goal is to substantially grow revenues, expanding revenue growth at a much higher level than increases in skilled labor. Marketing and customer acquisition expenditures are prioritized to build brand recognition and strengthen marketing partner relationships with telemedicine and traditional healthcare providers and will impact EBITDA in the next 2 years.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The current cash on hand at end of February 2023 was $208,000. Since its founding, the Company has raised over $7 Million in equity funding to support the development of the IP and its marketing plan. Since the completion of the spin-off of Panaceutics in personalized nutrition, the Company raised $839,435 funds from existing investors under the rights agreement to complete the restructuring. These funds were used to eliminate all long-term and vendor debts, excepting normal term trade payables. Additional funds of $178,000 were raised from existing investors to begin to advance the OneFul Health business plan under a Reg D offering including investments. The Reg D offering has been terminated before this offering under Reg CF.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The Company has average cash balances of approximately $221,000 in use for working capital and to support the CF funding campaign. In the first month of the CF campaign, approximately $48,000 had been raised. The Company does not have sufficient capital resources at this time to support more than pilot offering of the new CVD-P3 product line without the CF raise or other equity funding. We believe the funds of this CF campaign are critical to the launch of market launch of the new products that have been developed that will be the primary driver of rapid revenue growth in 2023 and beyond.

The Company is in discussions with potential international licensors of its technology platform. These discussions are early and timing or amount of cash that may be generated from licensing is yet to be determined. The Company has previously licensed some of its patents and IP for exclusive use in Australia and New Zealand, resulting in over $1 million in fees.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The ability of the Company to grow through the application of its owned IP hinges on the raise of additional capital and the funds raised will primarily be used to that purpose, plus a small reserve if the full CF raise is achieved.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

The minimum raise has been met in this CF campaign which has offset the cost of the campaign including StartEngine's fees, promotional, accounting and legal professional fees. The Company will continue to operate, likely at a reduced expense level and without the ability to undertake growth plans for new products or marketing efforts unless alternative funding is secured from other engaged sources including licensing, strategic partners, and private equity.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises its target of $1.23 million, will allow the Company to continue to operate for 14 to 16 months, while also successfully launching its new personalized polypill product during that time. Success at launching the CVD-P3 product will demonstrate traction that will increase the probability of success in additional fundraising and will nominally increase revenue by about 10%, ($25k per month).

Scaling up manufacturing capacity and marketing for the new CVD-P3 product to support about 10,000 patients per month, (approximately $15M annual product revenue) will require a capital raise of about $4.0 Million. While deploying the initial $1.23 million, the Company intends complete a full financial audit and then launch a new Series A raise of an additional $4.0-5.0 million in a follow-on REGCF campaign. Upon receiving these additional funds, the Company could operate on an ongoing basis based on core revenue generation compounding pharmacy activities with reduced staff and minimal investment in marketing/sales and no new product development. Growth would only occur organically assuming economic conditions allow. It will take some form of additional fundraising to enable the company to broaden its pharmacopeia to serve a broader range of health conditions, launch new drug delivery formats and automation, and expand its licensed territories by acquiring other compounding pharmacies.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

The Company has held substantive discussions with other sources of funding including private equity, family offices, and strategic investment funds, and intends to continue those discussions as alternatives and in addition to this raise, once this CF raise concludes.

Indebtedness

- **Creditor:** First Citizens Bank
  Amount Owed: $39,895.96
  Interest Rate: 10.66%

- **Creditor:** Triangle Compounding Pharmacy
  Amount Owed: $377,712.00
  Interest Rate: 0.0%
  Maturity Date: August 31, 2026

Related Party Transactions

Valuation

Pre-Money Valuation: $11,482,286.00

Valuation Details:

Pre-Money Valuation (Including authorized/unissued option pool) $11,482,286. The Company only has one class of common stock. No outstanding convertible notes, warrants, or options have been issued or are pending to be issued by the company at the time of or during this CF offer.

The Company Board set its valuation internally, without a formal-third party independent evaluation.

Comparable Company Valuation Analysis:

While no exact comparison with the same business model and technology assets is known, the following three examples are relevant and comparable in some but not all attributes.

(A) Multiply Labs Inc ('ML', https://multiplylabs.com/) is a very comparable company focused on the automation of personalized/precision medicine. Founded in 2016 in the Bay Area, ML has raised a total of $22.7M in funding. Their latest funding was raised on Apr 14, 2021, from a Series A round and is funded by 17 investors. Casdin Capital and Lux Capital are lead investors. Multiply Labs has a post-money valuation in the range of $50M to $100M as of Apr 14, 2021, according to PrivCo. (source Crunchbase). Here is a side-by-side company comparison:

**NS no significant commercial revenues, R&D only*

<u>2021 Revenue ($millions)</u>

Multiply Lab has no significant commercial revenues and R&D only (NS), whereas OneFul Health has $5.8M

<u>Issued/Published Patents</u>

Multiply Lab has 5 issued/published patents, whereas OneFul Health has 13.

<u>Accredited Pharmaceutical Sites</u>

Multiply Lab has 0 accredited pharmaceutical sites, whereas OneFul Health has 1.

<u>Employees</u>

Multiply Lab has 38 employees, whereas OneFul Health has 24.

<u>Degreed/Accredited Pharmacists</u>

Multiply Labs has 0 degreed/accredited pharmacists, whereas OneFul Health has 15.

<u>Pharmaceutical Licenses (states)</u>

Multiply Lab has 0 pharmaceutical licenses (states), whereas OneFul Health has 9.

<u>Commercial PM products</u>

Multiply Lab has 0 commercial PM products, whereas OneFul Health has 3.

<u>Funding to Date</u>

Multiply Lab's funding to date is $22 Million, whereas OneFul Health's is $7.6 Million.

Pre-Money Valuation

Multiply Lab's pre-money valuation is $50+ million, whereas OneFul Health's is $10 million.

(B) Lemonaid Health Inc, (www.lemonaidhealth.com/) is comparable in that it is an online pharmacy focused on personalized medicine for some chronic conditions marketed direct-to-consumer (https://mdisrupt.com/blog/healthcare/23andme-acquires-lemonaid/). In November 2021, Lemonaid was acquired by 23andme (www.23andme.com/) for around $400M. Revenues in 2021 are estimated by several sources (Pitchbook) at around $37 million, implying a multiple to revenue of 10.8x.

(C) Now Rx Inc, (https://nowrx.com/) NowRx, is a tech-powered pharmacy that provides same-day prescription delivery and telehealth services. It uses commercial off-the-shelf robotic pill dispensing equipment and in-house developed prescription filling software systems. Since 2016, NowRx has steadily grown revenue from just shy of $700,000 to $22M in 2021. Its recent round in Q2 2022 was at a pre-money of $275 Million, an enterprise valuation of 12.5 2021 revenue.

(D) Fagron FV, (https://fagron.com/), is a public European company (EBR: FAGR) that participates heavily in the compounding pharmacy industry as both a supplier of services and consumables sold to compounding pharmacies. About a third of its $600 million revenue comes from North America. Though Fagron is a very mature public company, it is considered a comparable because it invests solely in the compounding pharmacy industry, with a stated mission to develop products and technologies supporting personalized medicine. It has a growing patent portfolio and has acquired several compounding pharmacies and related companies in the US in recent years. Based on its 2021 revenue and public stock price, it had an enterprise value at a ratio of stock price/TTM revenue at 2.0x, similar to its average over the past several years. Based on these examples of closely comparable companies, a fair market valuation of OneFul is defensible based on multiples of trailing fiscal year revenues in the broad range of $11.6 million (2x) to $58.0 million (10x). The valuation approved by the Company's Board of Directors is set at the lowest end of these arguable valuations for a fully diluted pre-money of $11.5 million.

The Growing Problem

More than half of adults 65 and older report taking four or more prescription drugs daily. These consumers suffer from chronic diseases, taking multiple pills daily to manage their health conditions, many every day for the remainder of their lives. Their treatments may have poor effectiveness due to genomic or metabolic factors, and they may suffer adverse side effects from one or more of the medications in their treatment regimen. The average adult over 60 in the US has six chronic conditions managed with multiple daily drugs. Recent JAMA data showed that over 15% of US adults take more than five pills daily and that adherence to chronic therapies is less than 50%. 85% of Seniors make common medication mistakes such as:

o Taking prescriptions too frequently or not enough

o Taking multiple drugs for the same condition due to uncoordinated providers

o Forgetting to take some of their drugs

o Confusing pills with other similar ones

Multiple healthcare data sources show that 50% of cardiovascular patients are not adherent to their medications within six months of a heart attack or stroke, leading to re-admission and frequently to disability or death, as well as high costs to healthcare systems. Non-adherence caused by polypharmacy and adverse drug reactions continues to be a significant healthcare problem, increasing care costs and resulting in many unnecessary deaths yearly. Cardiometabolic treatments known to be very effective are prone to low adherence in a high percentage of secondary cases. Estimates of non-adherence and adverse effects to prescribed medicines cause 100,000 preventable deaths and result in $100B in preventable medical costs per year.

Clinical Data Supports OneFul Solutions

Combination drug products, or "polypills," have been shown in over 10 randomized clinical trials to address this persistent problem in chronic disease management. OneFul's first PM product is a personalized cardiovascular "polypill" formulated based on the clinical research of over 30,000 patients that have shown an average reduction in annual risk factors for heart attacks and strokes of 50%. (The Polypill at 20 — What Have We Learned? | NEJM).

Several fixed-dose/ fixed-combination cardiovascular polypills are available in international markets, though none are approved for use in the USA. OneFul's systems a multitude of drug combinations at any effective dosages proven safe taken together to meet individually appropriate treatments as approved by a licensed physician. OneFul's individualized combinations and dosage approach, as approved by a physician, overcomes the significant objections to approving fixed-dose polypills, as noted by the FDA's review of the polypill data (2014). An FDA committee review of cardiovascular polypill data in 2014 found that the international fixed-dose polypill concepts would expose some patients to drugs they should not take, might interact with other medicines in their regimen, or would be at sub-clinical and ineffective dosages for some, while others overdosed for their medical needs.

The Company's CVD-P3 polypill products are modeled on the formulation of existing internationally approved fixed-dose polypills. While mostly targeting primary prevention in people with a family history or other risk factors, these same drugs are also used for the prevention of secondary events and chronic therapy for patients who have had heart attacks, stroke, bypass graft surgery, stent placement, angina, or heart failure. (See One Pill for Them All: Polypill Therapy) www.acc.org/latest-in cardiology/articles/2021/03/19/11/59/one-pill-for-them-all).

A September of 2021 polypill study of over 2,400 patients in, the SECURE study led by Mount Sinai Hospital heart specialist, showed that a simple combination of 3 drugs reduced the annual risk of a secondary CVD event by 33%. This provides additional evidence of the benefits of the polypill concept. The fixed dosage product used in this study is not approved in the US, and would likely still be resisted by many cardiologists who would find the limited types of drugs and the few dosages to be inappropriate for most of their patients. A Duke Medical study of 952 US physicians found that 83% likely would prescribe a polypill for high-risk patients and 62% likely would do so for moderate-risk patients, especially if it could be individualized to patients to address specific medical needs or to avoid adverse effects.

As the standard of care for chronic cardiovascular care prescribes more than three drugs, it is unlikely that the FDA would approve any effective fixed-dose polypills for cardiovascular disease. Only two fixed-dose combinations with four drugs have been approved in the past two decades owing to the cost and complexity of the required clinical trials. Despite the overwhelming clinical and aftermarket evidence of the benefits of cardiovascular polypills to patient outcomes, these economic and regulatory barriers have prevented the approval of broad-spectrum cardiovascular combination products in the United States. In the case of HIV where the standard of care evolved to multi-drug treatments, the regulatory process took over twenty years to approve acceptable single-pill combinations. Even when single-pill combinations are approved, they often fail to address the needs of significant subsets of the affected population, who cannot be served by the approved fixed dosage forms.

While compounding pharmacies using providing personalized medications pursuant to physician prescriptions have broad regulatory authority to make safe combination polypills and equivalents, the industry needs a technology upgrade in order to scale to meet the potentially great demand for personalized medicine using individualized combinations. Compounding pharmacies are typically small firms using high-skill pharmacists to prepare individualized prescriptions manually. The current compounding pharmacy business model cannot be scaled while also maintaining high quality, accuracy, and drug safety.

The economics of personalized polypills made using verified generic drugs, and automated compounding robotics is excellent. Many combinations of commonly prescribed cardiovascular medications can be made and sold for as little as $1/day.

For example, the fixed-dosed polypill used in the recently reported SECURE study can be sold at the $1 / day price point while generating up to 80% gross margins on the OneFul system. At this price point, a recent polypill study by Vanderbilt University showed that such a dollar-a-day product would be acceptable to underserved and poorly insured populations resulting in substantially better outcomes.

Company Plans and Current State

The Company has been developing a proprietary technology platform and business strategy for nearly a decade along two lines of business with significant commonality, personalized nutrition and wellness, and personalized medicine. OneFul Health, Inc. includes the wholly owned subsidiary compounding pharmacy Triangle Compounding Pharmacy, Inc. ('TCP'). TCP operates as an accredited compounding pharmacy, providing customized medications in accordance with physician prescriptions primarily submitted through the Sure Scripts electronic prescribing system. Pilot production methods for the polypill production have been established and tested, and plans to re-purpose some areas of the cleanroom facility for automation lines for the polypill product are being prepared, along with general upgrades of the facility to ensure compliance with upcoming FDA and USP facility requirements. Some legacy specialty drug products with low margins that are expected to be withdrawn are eliminated from product lines to make way for new personalized products. The Company has also achieved many milestones related to the new focus on the personalized medicine market and polypill products:

A range of cardiovascular polypills have been formulated, the "CVD-P3" products, based on over ten clinical research publications covering:

• Primary prevention of heart attacks, strokes, and heart failure

• Secondary prevention for patients having undergone procedures including coronary artery bypass surgery, stent placement, angioplasty, and

• Some classes of heart failure diagnoses

• Production methods and operating procedures for the polypill products delivered in approved gelatin capsules have been developed, documented, and tested.

• Several batches of polypills were produced using existing methods in pilot production at TCP using approved generic drug powders that have been acquired and lab-tested. The batches tested by an independent pharmaceutical testing laboratory all passed USP 795 guidelines.

• The first phase of automation will be installed using identified and quoted commercial-off-the-shelf proven capsule filling equipment that will be configured and modified by OneFul engineers to meet the requirements for OneFul's production process. This equipment can be delivered, modified, and installed by Q3 2023, at a CAPEX cost of less than $250,000.

• Patients with some of the targeted cardiovascular conditions have been identified and secured their physician agreement to participate in a pilot program, replacing their existing multi-pill treatments with whole or partial replacement with OneFul supplied polypill.

• Approximately 15% of the 3,500 regular customers of the company are identified as having a profile to be candidates for the initial CVD polypill. These candidate customers have a history of trusting TCP as a pharmacy, and will be the source for the initial pilot sales.

• Additional patents have been submitted covering new IP under "Apparatus and Method for Individualized Micro-dosed and Compacted Capsule Filling" based on bench-tested prototypes. This IP when added to the COTS automation will substantially improve the efficiency, throughput, and quality of polypill-type products. Functional embodiments of this IP are expected to enter service in early 2024 to correspond with increased production demand.

• A patient screening system for cardiovascular patients has been designed and tested, providing a means to use "direct to consumer" marketing to identify and select patients who are ideal candidates for the currently available OneFul polypill formulations.

• Discussions have been held with multiple telemedicine physician groups including Physician 360, MDVip, and Sesame Health with an agreement to provide physician online consults and prescriptions for potential OneFul patients. The executives at two specialty cardiovascular physician groups, HeartBeat Health, and Ventricle Health entered discussions to provide specialist screening and prescriptions for OneFul candidate patients.

• Discussions with a private equity group that has "rolled up" multiple compounding pharmacies across the US were held to discuss future cooperation and franchising prospects for the CVD-P3 product once fully launched. No action on this is expected in the near term.

• A complete business plan has been compiled and reviewed, including a comprehensive financial model built on the actual operating history at TCP and past business history since 2013. Several scenarios have been modeled driven by available funding levels, rates of uptake of the CVD-P3 product, and general economic conditions.

• A collaboration with a previously engaged software development team, Collab Health (https://www.collab.health/, formerly Biomarker Labs, https://www.biomarker.io/) has been agreed upon, bringing expertise in digital health app and web development.

• An agreement has been reached with Geneticure (geneticure.com) to provide cardiovascular genomic polyscore testing to OneFul patients at a preferred rate. The data generated by the Geneticure DNA Testing Kit will be supplied to patients and their physicians along with recommendations based on pharmacogenomics for the right drug and the right dosages for a range of cardiovascular drugs predicted based on an individual's genomic scores.

• Key advisors and industry experts have agreed to support the Company with medical, drug development, business, and industrial advice on an ongoing basis. MD's with specialized cardiovascular knowledge and backgrounds from Harvard, Duke, and hospital systems, and a PhD in chemistry with extensive industrial knowledge of generic pharmaceutical supply chains have joined the advisory group.

The risk of technical failure to achieve the implementation of the technical solutions proposed is judged to be slight, based on the track record of the management team to achieve production readiness of such innovation. Risks exist in the execution of a digital marketing strategy, given the limited experience of the existing management team in this domain. The Company's plan to partner with industry experts in digital healthcare marketing, such as Collab Health, mitigates this risk. Discussions with several individuals who would bring healthcare marketing expertise to the company at the executive level have been held, with the hire of this talent, the timing contingent on raising sufficient capital in this round or next.

Financial History

OneFul was founded as Panacea Biomatx Inc, a Delaware corporation, in September 2013 and was initially funded by the founders for the first two years. Funding from the first accredited outside investors was through RTP Capital Associates, a local Research Triangle angel organization, followed over the next several years by investments from venture funds including Alexandria Ventures, Hatteras Venture Partners, The Launch Place Fund, and other regional funds. In 2016, Global Health and Wellness Trust (NZ) (Sanitarium) made a strategic investment in exchange for licensing rights to key patents for their local markets in Australia and New Zealand, with their primary interest being the application of the Company's technology to personalized nutrition. The Company implemented its first pilot production line in 2016, and it began to receive development contracts for personalized nutrition products. A substantial multi-year funded project with Abbott Nutrition led to the development of a full Direct-to-Consumer product line for pediatrics. Several niche personalized products were developed for startup companies in adult nutrition. A high-volume personalized nutrition production facility in Danville, VA was completed in 2020. As of 2021, over $7 million had been raised to support the development of the Company.

Following the completion of the spin-out of the personalized nutrition operations as PNI, the management and Board developed a plan to focus on its assets and IP in personalized pharmaceuticals. A recapitalization plan and a fund-raising agreement intended to retire all debt, including convertible and trade debt, and settlement of all outstanding warrants and options to reset the company to a more investible structure and balance sheet was completed in September 2021. The following shows the impact of the equity restructuring:

The patents of the Company claim dual application of the methods and system to the personalization of both nutraceutical and pharmaceutical therapies. In order to obtain a regulatory platform to pursue the development of the technology for personalized pharmaceutical treatments, the Company acquired Triangle Compounding Pharmacy ('TCP') of Cary, NC for a combination of stock and cash, valued at $4,000,000. TCP has been in continuous accredited operation since 2008, serving on average more than 3,500 individuals and as a certified supplier to clinics and major hospitals, including UNC Healthcare, and Duke Healthcare. Danny Barnes, the President of TCP joined the Board in 2017 as Chief Pharmacy Officer to oversee the commercialization of a functional personalized medicine operation for the Company. The goodwill of this transaction to acquire TCP has been eliminated from the consolidated balance sheet.

In 2018, the Company began the spin-out and the divestment of its assets in personalized nutrition, including two manufacturing facilities, and customer fulfillment operations under a former trading name, Panaceutics Nutrition Inc ('PNI'). In 2020, an investment group led by DSM Ventures (www.venturing.dsm.com) invested in PNI via a Series A preferred equity round. In 2021, shares in PNI held by the Company were distributed proportionally to the Company's shareholders. While all original patents remain owned by OneFul, the right to use the IP and marketing rights for personalized nutrition have been exclusively licensed to PNI.

An independent management team and Board has been established for PNI, which is headed by one of the co-founders, (Staton Noel) with a limited technology consulting agreement with the other co-founder, (Edison Hudson), who is CEO of OneFul.

The recapitalization process received a fully documented unanimous agreement of all stakeholders and management. All equity has converted to Common Shares with no other class of shares authorized at this time, resulting in a simple, flat corporate structure. To accomplish the recapitalization, $839,435 funds were raised from existing investors under the associated rights agreement. Additional funds of $178,000 were raised from existing investors to begin to advance the OneFul Health business plan under a Reg D offering including investments. The Reg D offering has been terminated before this offering under Reg CF. After the recapitalization process, a new business plan focused on personalized medicine was agreed upon, and in November 2021, the company name was changed from Panacea Biomatx Inc to OneFul Health Inc to align with the new plan to directly approach consumers and to build a brand identity.

Consolidated Revenue in 2021 was $5.8 M, including PNI-related income and the sales of some specialized pharmaceutical products. Some 2021 revenue came from specialty drug products distributed by the Company, which will be discontinued in 2023 due to low margins and market withdrawals of these products.

Consolidated 12-month revenue at the end of Q3 in September 2022 was $4.3 M, primarily from compounding pharmacy operations, excepting some non-material licensing fee income from PNI.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed:

(i) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and

(ii) any shares reserved for issuance under a stock plan are issued.

The Company set its pre-money valuation internally, without a formal third-party independent evaluation.

Use of Proceeds

If we raise the Target Offering Amount of $15,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%
- *StartEngine Service Fees*
  94.5%
  StartEngine Fees.

If we raise the over allotment amount of $1,235,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%
- *Research & Development*
  21.0%
  We will use 21% of the funds raised for market and customer research, new product development and market testing.
- *Inventory*
  10.0%
  We will use 10% of the funds raised to purchase inventory for the Company's polypill products in preparation of to launch of the product.
- *CAPEX & Facility*
  15.0%
  We will use 15% of the funds raised to purchase inventory for the Company's polypill products in preparation of to launch of the product.
- *Company Employment*
  26.0%
  We will use 26% of the funds to hire key personnel for daily operations, including the following roles: Business Development, web development, inhouse sales and support. Wages to be commensurate with training, experience and position.
- *Working Capital*
  22.5%
  We will use 22.5% of the funds for working capital to cover expenses for the new product launch, 3rd party web services, as well as ongoing day-to-day operations of the Company.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at http://oneful.health (www.onefulhealth.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/onefulhealth

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR OneFul Health, Inc.

[See attached]

ONEFUL HEALTH, INC.

CONSOLIDATED FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2022 AND 2021
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

Page

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
OneFul Health, Inc.
Research Triangle Park, North Caroline

We have reviewed the accompanying consolidated financial statements of OneFul Health, Inc. (the "Company,"), which comprise the consolidated balance sheet as of December 31, 2022 and December 31, 2021, and the related consolidated statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2022 and December 31, 2021, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the consolidated financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 13, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

March 20, 2023
Los Angeles, California

ONEFUL HEALTH INC.
CONSOLIDATED BALANCE SHEET
(UNAUDITED)

As of December 31,		2022		2021
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	243,120	$	347,297
Acccounts Receivable, net		127,257		128,876
Inventory		101,583		225,833
Amount Due from Related Parties		-		80,000
Prepaids and Other Current Assets		1,040		1,040
Total Current Assets		**473,000**		**783,045**
Property and Equipment, net		247,871		286,631
Right-of-Use Assets		365,695		-
Intangible Assets		147,177		151,464
Security Deposit		-		-
Total Assets	**$**	**1,233,743**	**$**	**1,221,140**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	667,102	$	704,295
Convertible Note		-		-
Credit Cards		53,790		-
Deferred Revenue		-		-
Other Current Liabilities		43,472		72,516
Total Current Liabilities		**764,364**		**776,810**
Promissory Notes and Loans		-		-
Right-of-Use Lease, Operating Lease		377,712		-
Total Liabilities		**1,142,077**		**776,810**
STOCKHOLDERS EQUITY				
Common Stock		98		94
Preferred Stock		-		-
Additional Paid in Capital		15,966,599		15,798,603
Retained Earnings/(Accumulated Deficit)		(15,700,662)		(15,179,999)
Accumulated Other Comprehensive Income		(174,368)		(174,368)
Total Stockholders' Equity		**91,666**		**444,330**
Total Liabilities and Stockholders' Equity	**$**	**1,233,743**	**$**	**1,221,140**

See accompanying notes to consolidated financial statements.

ONEFUL HEALTH INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	2022	2021
(USD $ in Dollars)		
Net Revenue	$ 3,937,387	$ 5,843,237
Cost of Goods Sold	1,782,680	2,904,204
Gross profit	2,154,706	2,939,033
Operating expenses		
General and Administrative	2,593,705	3,473,976
Research and Development	-	-
Sales and Marketing	24,358	29,706
Total operating expenses	2,618,063	3,503,682
Operating Income/(Loss)	(463,357)	(564,649)
Interest Expense	43,379	87,592
Other Loss/(Income)	5,535	(771,836)
Income/(Loss) before provision for income taxes	(512,271)	119,595
Provision/(Benefit) for income taxes	-	-
Net Income/(Net Loss)	**$ (512,271)**	**$ 119,595**

See accompanying notes to consolidated financial statements.

ONEFUL HEALTH INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(UNAUDITED)

(in , $US)	Common Stock		Preferred Stock		Additional Paid In Capital	Retained earnings/ (Accumulated Deficit)	Accumulated Other Comprehensive Income	Total Shareholder Equity
	Shares	Amount	Shares	Amount				
Balance—December 31, 2020	**2,237,625**	**$ 224**	**6,934,698**	**$ 693**	**10,183,559**	**$ (15,299,594)**	**(174,368)**	**$ (5,289,486)**
Stock	13,869,395	1,387	(6,934,698)	(693)				693
Reverse Stock Split (3:1)	(10,738,014)	(1,543)	-	-	-			(1,543)
Execution of Warrants	165,000	2						2
Debt Conversion	2,462,200	25			3,382,475			3,382,500
Issuance of Common Stock	1,446,922	14			2,232,568		-	2,232,568
Net income/(loss)						119,595		119,595
Balance—December 31, 2021	**9,443,129**	**$ 94**	**-**	**$ -**	**$ 15,798,603**	**$ (15,179,999)**	**$ (174,368)**	**$ 444,330**
Issuance of Common Stock	356,000	4			167,996		-	168,000
Introduction of new leasing standard (ASC 842)						(8,392)		(8,392)
Net income/(loss)						(512,271)		(512,271)
Balance—December 31, 2022	**9,799,129**	**$ 98**	**-**	**$ -**	**$ 15,966,599**	**$ (15,700,662)**	**$ (174,368)**	**$ 91,666**

See accompanying notes to consolidated financial statements.

ONEFUL HEALTH INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2022		2021
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(512,271)	$	119,595
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of Property		44,526		52,536
Amortization of Intangibles		3,458		3,458
Amortization of ROU Assets		76,474		
Introduction of new Lease standard		(8,392)		
Retired or forgiven Loans		-		(1,130,339)
Changes in operating assets and liabilities:				
Acccounts receivable, net		1,618		72,516
Inventory		124,250		20,537
Due from Related Parties		80,000		120,000
Prepaids and Other Current Assets		-		511
Accounts Payable		(37,193)		(550,611)
Credit Cards		53,790		
Deferred Revenue		-		(75,000)
Other Current Liabilities		(29,043)		(752,842)
Security Deposit		-		29,561
Net cash provided/(used) by operating activities		**(202,782)**		**(2,090,077)**
CASH FLOW FROM INVESTING ACTIVITIES				
Disposal/Sale of Property and Equipment		(5,767)		43,943
Right-of-Use Assets		(442,169)		
Disposal/Sale of Intangible Assets		829		14,638
Net cash provided/(used) in investing activities		**(447,107)**		**58,582**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Contribution		168,000		2,231,720
Right-of-Use Lease, Operating Lease		377,712		-
Net cash provided/(used) by financing activities		**545,712**		**2,231,720**
Change in Cash		(104,177)		200,225
Cash—beginning of year		347,297		147,073
Cash—end of year	**$**	**243,120**	**$**	**347,297**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	43,379	$	87,592
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-	$	(3,382,500)
Issuance of equity in return for accrued payroll and other liabilities		-		

See accompanying notes to consolidated financial statements.

1. NATURE OF OPERATIONS

OneFul Health Inc, was incorporated on September 27, 2013, in the state of Delaware under the name of Panacea Biomatx Inc. In December of 2016, Panacea Biomatx acquired 100% ownership in the company Triangle Compounding Pharmacy ("TCP"). On November 2, 2021, Panacea Biomatx changed its name to OneFul Health Inc. The consolidated financial statements of OneFul Health Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Research Triangle Park, North Carolina.

The Company's mission is to improve pharmaceutical treatment adherence, effectiveness, and safety and achieve brand loyalty through its innovations that enable medical treatments to be personalized at the individual level. The Company uses approved active pharmaceutical drug ingredients to make personalized medications in full compliance with accepted regulatory guidance for compounding pharmacies. By applying the Company's issued patents and proprietary automation processes, the Company can scale to significant demand achieving high throughput, quality, and fidelity to prescriptions with robotics and software systems. The Company's patented technologies can economically aid many chronic disease issues affecting large populations with personalized combination treatments using low-cost generic drugs. The Company's technology platform will be able to accurately perform the workload that would typically require 30 pharmacists and technicians to achieve with existing manual methods. By automating the production of individualized combinations of multiple approved generic drugs the Company can help address costly healthcare problems and improve the quality of life for millions.

Triangle Compounding Pharmacy specializes in personalized medications for patients. TCP's service categories cover almost every area of medicine from hormone replacement therapy to veterinary drugs for pets. Each medication requires a written prescription from a physician before dispensing. TCP works with physicians and patients to personalize medications for their unique needs and utilizes social media, newsletters, direct physician detailing, and exhibiting at physician meetings to build relationships with patients and providers.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

The Company's consolidated financial statements include the accounts of subsidiaries over which the Company exercises control. Intercompany accounts and transactions have been eliminated in consolidation.

The Company had previously valued common shares it owned in Panaceutics Nutrition, Inc. Prior to 2021 the Company had owned 6,300,000 shares of stock and the balance sheet had reflected the fair market value of the initial 5,300,000 shares the Company had received when Panaceutics was first spun out in 2018. The Company subsequently received an additional 1,000,000 shares from a series of agreements it entered into with Panaceutics; these shares were not valued on the balance sheet. In 2021, the Company distributed to its shareholders all but 560,508 of these shares, which the Company still holds. Since there have been no transactions to establish a value of common shares of Panaceutics, plus a portion of these shares may be used for management incentives, based on input from the Company's accountants in 2020 the Company has elected to eliminate any value attributable to these shares from its balance sheet and no longer shows these as an asset for financial reporting purposes.

The purchase price of $4,000,000 paid by the Company for the acquisition of Triangle Compounding Pharmacy in 2016 and associated goodwill were consolidated. This resulted in a series of transactions to eliminate the prior entries for the investment in TCP and goodwill and to instead include retained and current earnings of TCP on the consolidated statements.

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis for reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts at times may exceed federally insured limits. As of December 31, 2022, and December 31, 2021, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at a net realizable value or the amount that the Company expects to collect on gross customer trade receivables. The Company estimates losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2022, and 2021, the Company determined that no reserve was necessary.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation, are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Leasehold Improvements	5 years
Other Fixed Assets	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

The Company capitalizes its patent and filing fees and legal patent and prosecution fees in connection with internally developed pending patents. When pending patents are issued, patents will be amortized over the expected period to be benefitted, not to exceed the patent lives, which may be as long as ten years.

Business Combination

A business combination is defined as an acquisition of assets and liabilities that constitute a business. A business consists of inputs, including non-current assets and processes, including operational processes, that when applied to those inputs have the ability to create outputs that provide a return to the Company. Business combinations are accounted for using the acquisition method of accounting. The consideration of each acquisition is measured at the aggregate of the fair values of tangible and intangible assets obtained, liabilities and contingent liabilities incurred or assumed, and equity instruments issued by the Company at the date of acquisition. Key assumptions routinely utilized in allocation of purchase price to intangible assets include projected financial information such as revenue projections for companies acquired. As of the acquisition date, goodwill is measured as the excess of consideration given, generally measured at fair value, and the net of the acquisition date fair values of the identifiable assets acquired and the liabilities assumed.

Income Taxes

OneFul Health Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, revenue from contracts with customers, when delivery of services is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the service has been performed and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promise in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues by offering individualized high-quality replacement of their multiple pills as a single small capsule or flavored gel packet containing high purity doses of the same active drug ingredients.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2022, and December 31, 2021, amounted to $24,358 and $29,706, respectively, which is included in sales and marketing expenses.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments is included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through March 20, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

Lease Accounting

In February 2016, the FASB issued ASU No. 2016-02, leases *(Topic 842)*. The new standard introduces a new lessee model that brings substantially all leases onto the balance sheets. The amendments in the ASU are effective for fiscal years beginning after December 15, 2021.

We adopted the standard effective January 1, 2022 using the modified retrospective adoption method which allowed us to initially apply the new standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of accumulated deficit. In connection with our adoption of the new lease pronouncement, we recorded a charge to retained earnings.

Effects of Adoption

We have elected to use the practical expedient package that allows us to not reassess: (1) whether any expired or existing contracts are or contain leases, (2) lease classification for any expired or existing leases and (3) initial direct costs for any expired or existing leases. We additionally elected to use the practical expedients that allow lessees to: (1) treat the lease and non-lease components of leases as a single lease component for all of our leases and (2) not recognize on our balance sheet leases with terms less than twelve months.

We determine if an arrangement is a lease at inception. We lease certain manufacturing facilities, warehouses, offices, machinery and equipment, vehicles and office equipment under operating leases. Under the new standard, operating leases result in the recognition of ROU assets and lease liabilities on the consolidated balance sheet. ROU assets represent our right to use the leased asset for the lease term and lease liabilities represent our obligation to make lease payments. Under the new standard, operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of our leases do not provide an implicit rate, upon adoption of the new standard, we used our estimated incremental borrowing rate based on the information available, including lease term, as of January 1, 2022 to determine the present value of lease payments. Operating lease ROU assets are adjusted for any lease payments made prior to January 1, 2022 and any lease incentives. Certain of our leases may include options to extend or terminate the original lease term. We generally conclude that we are not reasonably certain to exercise these options due primarily to the length of the original lease term and our assessment that economic incentives are not reasonably certain to be realized. Operating lease expense under the new standard is recognized on a straight-line basis over them lease term. Our current finance lease obligations consist primarily of cultivation and distribution facility leases.

Summary of Effects of Lease Accounting Standard Update Adopted in 2022

The cumulative effects of the changes made to our condensed consolidated balance sheet as of the beginning of 2022 as a result of the adoption of the accounting standard update on leases were as follows:

	As filed December 31, 2021		Recognition of Operating Leases		Total Effects of Adoption		With effect of lease accounting standard update January 1, 2022	
Assets								
Right of use asset, net	$	-	$	442,169	$	442,169	$	442,169
Liabilities								
Current portion of lease obligation		-		72,849		72,849	$	72,849
Lease obligation		-		377,712		377,712	$	377,712
Deferred rent current		-		-		-	$	-
Deferred rent non-current		-		-		-	$	-
Equity								
Retained Earnings		-		(8,392)		(8,392)	$	(8,392)
Total	$	-	$	-	$	-	$	-

3. INVENTORY

Inventory consists of the following items:

As of Year Ended December 31,		2022		2021
Finished goods		41,403		225,833
Raw Materials		60,180		-
Total Inventory	**$**	**101,583**	**$**	**225,833**

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables and accounts payable consist primarily of trade payables. Prepaid and other current assets consist of the following items:

As of Year Ended December 31,		2022		2021
Prepaid Expenses		1,040		1,040
Total Prepaids and Other Current Assets	**$**	**1,040**	**$**	**1,040**

Other current liabilities consist of the following items:

As of Year Ended December 31,		2022		2021
Accrued liabilities		-		17,543
Tax liabilities		450		648
Payroll payable		43,022		54,324
Total Other Current Liabilities	**$**	**43,472**	**$**	**72,516**

5. PROPERTY AND EQUIPMENT

As of December 31, 2022, and December 31, 2021, property and equipment consists of:

As of Year Ended December 31,		2022		2021
Leasehold Improvements	$	-	$	77,131
Equipment		799,126		793,359
Property and Equipment, at Cost		**799,126**		**870,490**
Accumulated depreciation		(551,255)		(583,859)
Property and Equipment, Net	**$**	**247,871**	**$**	**286,631**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2022, and 2021 were in the amount of $44,526 and $52,536, respectively.

6. INTANGIBLE ASSETS

As of December 31, 2022, and December 31, 2021, intangible assets consist of:

As of Year Ended December 31,		2022		2021
Patent	$	165,612	$	166,441
Intangible assets, at cost		**165,612**		**166,441**
Accumulated amortization		(18,436)		(14,977)
Intangible assets, Net	**$**	**147,177**	**$**	**151,464**

Entire intangible assets have been amortized. Amortization expenses for patents for the fiscal year ended December 31, 2022, and 2021 were in the amount of $3,458 and $3,458, respectively.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2022:

Period	Amortization Expense	
2023	$	(16,561)
2024		(16,561)
2025		(16,561)
2026		(16,561)
Thereafter		(80,932)
Total	**$**	**(147,177)**

7. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is now authorized to issue 15,000,000 shares of Common Stock with a par value of $0.00001. As of December 31, 2022, and December 31, 2021, 9,799,129 and 9,443,129 shares have been issued and are outstanding, respectively.

Stock Options

As of December 31 2021, there were no outstanding stock options. For an Incentive Stock Option Plan 1,683,157 shares of Common Stock has been authorized and none of the options have been issued or assigned to any person or entity.

8. DEBT

Leases

The Company has entered into an operating lease agreement with Alidade Regency 3700 for renting of business premises in Cary, North Carolina. The lease periods expiring in August 31, 2026. We do not assume renewals in our determination of the lease term unless the renewals are deemed to be reasonably assured. Our lease agreement generally do not contain any material residual value guarantees or material restrictive covenants.

Supplemental balance sheet information related to leases is as follows:

	December 31, 2022	
Lease liability		
Beginning balance	$	450,561
Additions	$	-
Lease payments		(72,849)
Balance at end of period	$	377,712

The aggregate minimum annual lease payments under operating lease in effect on December 31, 2022, are as follows:

		December 31, 2022
2023	$	83,478
2024		95,295
2025		115,787
2026		83,153
2027		
Thereafter		-
Total	**$**	**377,712**
Check	$	-

9. INCOME TAXES

The provision for income taxes for the year ended December 31, 2022, and December 31, 2021, consists of the following:

As of Year Ended December 31,		**2022**		**2021**
Net Operating Loss	$	(120,384)	$	(164,476)
Valuation Allowance		120,384		164,476
Net Provision for income tax	$	-	$	-

Significant components of the Company's deferred tax assets and liabilities on December 31, 2022, and December 31, 2021, are as follows:

As of Year Ended December 31,		**2022**		**2021**
Net Operating Loss	$	(284,860)	$	(164,476)
Valuation Allowance		284,860		164,476
Total Deferred Tax Asset	$	-	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2022, and December 31, 2021. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2022, the Company had federal cumulative net operating loss ("NOL") carryforwards of $1,212,170, and the Company had state net operating loss ("NOL") carryforwards of approximately $1,212,170. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2022, and December 31, 2021, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2022, and December 31, 2021, the Company had no accrued interest and penalties related to uncertain tax positions.

10. RELATED PARTY

On August 26, 2020, the Company entered into an Equipment Purchase Agreement with a related party, Panaceutics Nutrition Inc. The purchase price of the equipment is $240,000 and shall be paid by Purchaser in twenty-four (24) monthly installments of $10,000.00 each, with the first such installment being due and payable in September 2020. As of December 31, 2022, and December 31, 2021, the outstanding balance of this note is $0 and $80,000, respectively.

11. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

12. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2022, through March 20, 2023, which is the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

13. GOING CONCERN

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $463,357, an operating cash flow loss of $202,782, and liquid assets in cash of $243,120 which is less than a year's worth of cash reserves as of December 31, 2022. These factors normally raise doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the consolidated financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying consolidated financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

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INVEST IN ONEFUL HEALTH, INC. TODAY!

Making Medicines Work Better For You

OneFul is a pharmacy tech enterprise that has developed novel drug delivery products using patented automation and personalized medicine formulation software. In 2021, the ...

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Invest Now

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



Personalized Medicine Made Affordable
by Patented Robotic Pharm Tech
Precision Polypills
Reduce Risk of
Heart Attacks, Strokes
up to 50% a year
OneFul

$57,366.88 Raised

OVERVIEW | ABOUT | TERMS | PRESS & UPDATES | REWARDS | DISCUSSION

REASONS TO INVEST

- Our cardiovascular "polypill" – an individualized combination of 3-7 approved pharmaceuticals into a single small capsule or gel packet – will be made on-demand using our robotic automation systems, formulated by our online tools, and in partnership with telemedicine physicians. Our patented platform can deliver personalized combination treatments at a cost to consumers as low as $1 per day.

- Personalized medicine is poised to play an essential role in the future of healthcare, with experts indicating that the industry will soon be a trillion-dollar sector. OneFul's precision cardiovascular "polypill" technology may be one of the first to enable individualized therapies for many conditions at a mass scale, a concept that has shown an average 50% reduction in the annual risk of stroke and heart attack, and can be applied to combat other health conditions. *

- OneFul's experienced leadership has been in the process of deploying proprietary robotics and process automation for over eight years, building two regulated production facilities, securing 13 issued patents, acquiring multi-state accredited pharmacy licenses, and onboarding an entire operational pharmacy staff. We have a deep understanding of how to scale personalized medicine technology and markets.

*(source, source)

Invest Now
$1.00 Per Share

RAISED	INVESTORS
$57,366.88	46
MIN INVEST	**VALUATION**
$250	$11.48M

THE PITCH

OneFul Health's mission is to improve the quality of life for millions of patients, through personalized medicine produced with patented pharmacy technology. Our e-pharmacy platform combines precision medicine science and robotic automation to create multi-drug prescriptions as a capsule or easy-to-swallow gel packet. The company is currently focused on launching its personalized "polypill" product for cardiovascular patients and plans to scale to additional markets and health conditions, including mental health and diseases of aging, in the next few years.

A Prescription for Efficient, Individualized Pharmaceutical Therapy

OneFul's pharmaceutical technology platform is being designed to offer affordable and accessible prescription combination medications, customizable to a variety of health conditions and chronic diseases at the individual level.


Affordable, accessible, and customizable
Introducing a technology platform that consolidates multiple medications into a capsule format

**A patented gel packet system has been used in high volume production of personalized nutraceuticals and is planned to be qualified for pharmaceuticals pending bioequivalence testing.*

Utilizing patented processes and innovative drug delivery technology, our digital platform is designed to consolidate many approved medications into a single capsule format, with a goal of improving patient adherence, and reducing any adverse effects from treatment. Our regulatory licenses allow us to go to market now without the uncertainty of government approvals using approved pharmaceuticals in high-purity forms. We work with partners who supply genomic analysis and digital health data, and algorithms to formulate each prescription to be the most effective combination of treatments possible for each person.

THE PROBLEM & OUR SOLUTION

A Scalable Platform Built To Support Tens of Millions with Effective Chronic Disease Treatments

For consumers managing chronic diseases and conditions, current drug therapies typically consist of multiple medications, requiring patients to take as many as 3-7 pills per day. According to recent data, 24% of adults in the U.S. take more than 3 pills per day and the rate of adherence to prescribed treatments is **less than 50%** (source, source), resulting in at least 100,000 preventable deaths, and **$100B in preventable medical costs per year**. (source)

In order to consolidate existing prescriptions as well as improve treatment outcomes, OneFul has developed the technology to combine multiple approved drugs and produce a single small capsule or flavored gel packets, containing high-purity doses of the same active drug ingredients.


OneFul
Combining multiple pills to produce a single small capsule or flavored gel packets

**A patented gel packet system has been used in high volume production of personalized nutraceuticals and is planned to be qualified for pharmaceuticals pending bioequivalence testing.*

Our patented automation platform is capable of producing formulas on-demand, more accurately, and up to 100 times faster than traditional manual compounding, resulting in low-cost, highly-customized, multi-drug treatments. Many of our products cost as little as $1 per day and can be additionally personalized with microdosing to best suit the drug metabolism of each individual patient.

THE MARKET & OUR TRACTION

The Demand and Capacity to Change Personalized Medicine

OneFul's e-pharmacy has built a customer base of over loyal 3,500 patients, generating annual revenues of over $5M. 15-20% of existing customers surveyed indicate an interest in the cardiovascular polypill concept, translating to a potential waitlist of hundreds. We are in the process of negotiating contractual relationships with partners that include physician telemedicine networks, cardiology specialists, concierge clinics, and has had development contracts with major hospital systems.


Hundreds of waitlisted individuals
3500+ Loyal Patients
$5,000,000+ Annual Revenues Generated

In order to meet growing demand, OneFul is building a direct-to-patient ecommerce platform, and, at present, the company has secured more than 13 patents for its robotic automation, personalized medicine process methods, and pharma-tech. Our strategic roadmap entails automation of 500 unique scripts per month by Q3 of 2023, and we believe we may incrementally increase monthly capacity to 5K by Q4 and 10K by mid-2024.


Secured 13+ patents
for our robotic automation, personalized medicine process methods, and pharma-tech

**A patented gel packet system has been used in high volume production of personalized nutraceuticals and is planned to be qualified for pharmaceuticals pending bioequivalence testing.*

WHY INVEST

Help Simplify Medications and Grow a New Kind of Pharmaceutical Solution

In OneFul's opinion, we possess a unique opportunity built on an accredited established business combined with unmatched IP and innovation. We are on track to serve thousands of existing customers, and to reach millions of chronic disease sufferers, improving their health and daily quality of life.

As of 2021, the company had successfully raised over $7M in funding which has been instrumental in developing our IP and building a commercial operation.

Our future plans include market promotion, new partnerships, and scaling existing production operations to accommodate the growing demand for personalized therapies. Thank you for your investment in OneFul Health!


Help us serve thousands of existing customers, improving their health and daily quality of life

Click here to see if you qualify for our polypill!

ABOUT

HEADQUARTERS
6 Davis Drive
Durham, NC 27709

WEBSITE
View Site

OneFul is a pharmacy tech enterprise that has developed novel drug delivery products using patented automation and personalized medicine formulation software. In 2021, the company's accredited pharma facility generated $5.8M in consolidated annual revenue, over $3M thru Q3 2022.

TEAM

Edison T Hudson
CEO/CTO/Board Member/Founder

Edison is a serial entrepreneur with multiple exits and IPO experience. He is also recognized as a prolific inventor with over 30 patents, spending over 15 years in semiconductor automation in Silicon Valley and the EU. At iRobot Corporation, as Director of Research, he participated on the IPO team and led new business acquisitions and strategic technology roadmap analysis. His engineering and computer science expertise is combined with street-savvy business acumen, having concluded dozens of technology licenses and partnership agreements. He is a lifelong learner and researcher, a Morehead Scholar at the University of North Carolina, an MBA from Duke University, and studied machine learning and robotics at Oxford University U.K., where he spun out his first company. An excellent communicator, he was a speaker at the 2022 Precision Medicine World Conference in Silicon Valley. His passion and vision are that robotics and machine learning can democratize health using low-cost, safe, and more effective personalized treatments. He has assembled a team of experts and operational management that can leverage post-pandemic regulatory change. This team and his inventions are the foundation for a scalable digital health paradigm, economically delivering the benefits of personalized medicine to millions.

(Fulltime Employee)

Danny M Barnes
Chief Pharmacy Officer, Board Member, President Triangle Compounding Pharmacy

Danny has spent the last 20 + years focused on serving patients and physicians with personalized sterile and non-sterile medications for complex needs. As president and operational executive of Triangle Compounding Pharmacy (TCP), the wholly owned compounding pharmacy operation of Oneful, he drove TCP to be the first compounding pharmacy in NC to meet national standards and be accredited by the Pharmacy Compounding Accreditation Board (PCAB). TCP was the first compounding pharmacy in NC to be registered as a Human Drug Outsourcing Facility (503B) to help physicians and hospitals meet critical patient needs by compounding crucial medications during drug shortages. Danny received his Pharm.D. from Campbell University and his Zoology degree at NC State University. As Chief Pharmacy Officer of Oneful Health, he is passionate about implementing cGMP quality robotic automation to modernize compounding pharmacy. His devotion to the highest quality products and services has generated a large, loyal community of patients and healthcare systems. He shares his regulatory and operational expertise through activities with state and national pharmacy organizations.

(Fulltime Employee)



Deon Joubert
Chairman of Board

Deon represents the Sanitarium Health & Wellbeing Group (AUS), a significant investor in Oneful Health Inc, where he has the role of Executive General Manager - Treasury & Advisory. Sanitarium is one of Australia/New Zealand's largest health food companies, which also operates major hospital facilities there. Deon has responsibility for a range of treasury and finance functions, banking, insurance, legal and M&A. Deon serves as director and/or secretary for most of the Sanitarium Health & Wellbeing Group entities and, as part of the Group's executive, reports to the Chief Executive Officer.

(Outside Board Member)



Worth Harris
Board Member

Worth is a successful business executive, angel investor and board member for several startups. He contributes hands-on business management and growth advice. A significant long term investor in Oneful, he also invested in Panaceutics Nutrition Inc, the personalized nutrition spin out from Oneful. He has invested in a range of technology and business startups including ones in aseptic food processing, next generation water filtration systems, alternative transportation and real estate. University of North Carolina, Business degree.

(Outside Board Member)



Eva Doss
Board Member

Eva is President and CEO of The Launch Place, a venture fund, a long-term investor in Oneful and a board member. She brings twenty-five years of experience in business consulting, strategic planning, business development and equity investment fund establishment and management in the United States and Europe. Having secured over $50 million in private and public investments for new business ventures, she worked with Booz Allen, Research Triangle Institute, USAID, and regional development groups in Virginia. Executive Certificate in Management and Leadership, MIT Sloan School.

(Outside Board Member)



Angela Keck
Secretary/Treasurer, Chief Accountant and Human Resources Administrator

Angela is a CPA, MBA who has served Triangle Compounding Pharmacy (TCP) for 16 years, and led the outside financial review of Oneful and TCP. She was recently appointed to serve as Secretary/Treasure for Oneful Health Inc. She has extensive experience with financial statement preparation, forecasting, payroll, human resource management, benefit planning and implementation, complex problem solving and pharmacy policy development. Certified Public Accountant with 20 years' experience, MBA, experience with resolving tax issues, audits, business mergers and acquisitions with the related due diligence. BA and MBA from Meredith College.

(Fulltime Employee)



Mark Friedman
Lead Financial Consultant

Mark is an experienced business executive and angel investor. As a fractional financial advisor through Lakeview Business Advisory and Management, he was a key architect of Oneful's financial restructuring after the spin-out of the Panaceutics Nutrition entity. With expertise in various industries and company sizes, including management in a private equity-owned Dental Support Organization, his experience ranges from startup to mid-sized companies. Through RTP Capital, an angel investor he co-founded and is President, he and others were early investors in Oneful Health and has invested in numerous other early-stage companies. He has been involved in various non-profit organizations as a board member, has his BA from the University of Rochester and MBA from the Fuqua School of Business, Duke University.

(Fractional Contractor)



Walter Daniels
Lead Legal Counsel

Walter has been the Company's lead outside legal advisor, helping to organize and structure Oneful since its inception in 2013. He is founder of Daniels & Daniels, P.A., a law firm that has helped thousands of Research Triangle startups and public companies become organized and compliant growth companies. His practice covers corporate organization, fiduciary guidance, SEC regulatory compliance, employment law, intellectual property, and the transactional needs of technology-based emerging growth companies. For the past decade, he has served as Chairman of the NC Small Business Technology Development Center and on numerous company boards and commissions, including the Council for Entrepreneurial Development. He has received a 10 rating by Martindale Hubbell AVVO®, and was selected as among Best Lawyers® in America. University of North Carolina-Chapel Hill, BA, JD, Duke University, MA.

(Outside Counsel)



Staton Noel

Board of Advisors - Chief Science Advisor

Staton has 25 years' of experience in biotechnology and pharmaceutical research to help create products for individual health and wellness needs. He co-founded and is CEO of Panaceutics Nutrition Inc, a technology leader in personalized and clinical nutrition. As a molecular pharmacologist at Glaxo-Smith Kline, he lead multiple drug discovery projects. He spent five years as Director of the Office of Innovation Commercialization at UNC-Greensboro, managing and licensing intellectual property and negotiating complex interinstitutional agreements. Staton holds a BS in Biochemistry, MS in Gerontology, an MBA, and has authored multiple peered reviewed research articles.

(Investor, Outside Advisor)



Andrew Gunn, III

Lead Regulatory and Quality Consultant

Andy is Oneful's senior regulatory and quality consultant, having worked full-time as Vice President of Quality and Regulatory Affairs for the company for 3 years. Formerly on FDA staff with extensive regulatory science expertise and clinical research management experience. Over thirty years as a regulatory consultant for biotech, pharmaceutical, and medical devices. Broad range of regulatory roles at FDA, Abbott, Becton Dickinson, Boston Scientific, Novartis, and Intermountain Healthcare. At St. Jude Children's Research Hospital, he was the Global Head of Clinical Research and Regulatory Affairs. North Carolina State University, BS Cell Biology. Drexel University College of Medicine, graduate work in Molecular Medicine.

(Fractional Contractor)



Thomas Roberg

Board of Advisors - Investor Advisor - Former Board Chairman

Tom is an early investor in Oneful and served on the Board for six years, two years as Chairman. Active in several startups as investor, consultant, and board member. Founding investor of BioMarck Pharmaceuticals and a key investor in Advanced Liquid Logic, a company acquired by Illumina for over $100 million. His industry and government connections have been very helpful to the Company and he continues to provide business insights as a board observer.

(Investor - Board Observer)



Gary Epler, M.D.

Board of Advisors - Lead Medical Advisor

Gary is a former Harvard Medical School professor, and an internationally known physician and thought leader on medicine, nutrition, peak performance, and executive health. An advisor to Brigham and Women's Hospital for over twenty years, he has impacted people's lives worldwide with innovations in medicine, notably for the treatments he developed for a rare lung disease that he discovered. He serves startups and private equity-backed companies in roles as medical/surgical clinical consultant and fractional Chief Medical Officer, helping with product development, capital raise, and closing sales. Medical Degrees from Tulane Medical School and in epidemiology at Harvard Channing School of Public Health.

(Fractional Consultant)



Garrett Ruhland

Board of Advisors - Digital Health Science, Web Marketing Advisor

Garrett is founder of two San Francisco based web platform companies focused on digital health, personalized wellness, and web based healthcare. As Founder-CEO of BioMarker Labs, www.biomarker.io, he created a flexible platform to address the emerging digital health demands. He has demonstrated innovations in software and algorithm development applied to biotechnology, personalized nutrition and telemedicine practices, with current developments demonstrating the use of blockchain to democratize healthcare. Skilled in online enterprise sales, clincal research services, with a science background in molecular & cellular biology. His strong business strategy and digital health expertise makes him an ideal partner for Oneful. Bachelor of Science (BS) focused in Molecular Biology from Duke University.

(Fractional Consultant)



Bhaskar Venepali, PhD

Board of Advisors - Pharmaceutical Chemist, Industry Expert

Bhaskar is President / CEO / Founder of CVenti Chem, a specialized contract drug manufacturer, he is a proven leader with excellent industry knowledge and contacts. As an experienced executive, he also is a scientist with technical knowledge in the custom synthesis of active pharmaceutical ingredients and complex contract pharmaceutical manufacturing processes. His established relationships with key global pharmaceutical supply chains will be a major aid to Oneful. He is a long-time investor in Oneful Health and has invested in many startups. He currently serves on Board of Directors at North Carolina Biotechnology Center and as a Trustee at North Carolina A&T University. PhD in Organic Chemistry, Osmania University, MBA from University of Rochester Simon School.

(Investor, Outside Advisor)

TERMS

OneFul Health, Inc.

Overview

PRICE PER SHARE
$1

VALUATION
$11.48M

DEADLINE
May 1, 2023

AMOUNT RAISED
$57,366.88

Breakdown

MIN INVESTMENT
$250

OFFERING TYPE
Equity

MAX INVESTMENT
$1,235,000

ASSET TYPE
COMMON

MIN NUMBER OF SHARES OFFERED
15,000

SHARES OFFERED
Common Stock

MAX NUMBER OF SHARES OFFERED
1,235,000

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing →

Offering Circular →

Offering Memorandum →

Financials

Risks

Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Subscriber shall appoint the Board of Directors of the Company (acting as a majority) (the "Board"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the Board determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the Board for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

By subscribing to the Offering, each Stockholder agrees that inherent in the proxy rights granted to the Board of Directors are the rights to give and receive notices and communications, execute any instrument or document that the Board determines is necessary or appropriate in the exercise of its authority under this instrument, and to take all actions necessary or appropriate in the judgment of the Board for the accomplishment of the foregoing, and further, that these rights shall survive death of an individual shareholder.

Investment Incentives & Bonuses*

Time-Based:

- *First Birds Bonus: Invest within the first two weeks and receive 25% bonus shares.*
- *Early Birds Bonus: Invest in weeks three & four and receive 15% bonus shares.*
- *Early Bonus: Invest in weeks five & six and receive 10% bonus shares.*

Amount-Based:

- *Company Bonus: Invest $1000+ and receive 5% bonus shares.*
- *Silver Bonus: Invest $5,000+ and receive 15% bonus shares.*
- *Gold Bonus: Invest $10,000+ and receive 20% bonus shares.*
- *Platinum Bonus: Invest $25,000+ and receive 25% bonus shares*

The 10% OneFul Health Inc's existing shareholders:

- *OneFul Health Inc's existing shareholders, customers, and partners including prescribing physicians/nurses, and contractors receive a bonus of 10% in addition to any of the above bonuses.*

In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

The 10% StartEngine Owners' Bonus

OneFul Health, Inc will also offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.00 /share, you will receive 10 additional shares of Common Stock, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

***Bonus Stacking**: Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and 10% OneFul Health existing shareholder bonus in addition to the aforementioned bonus.*

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Any expense labeled "Travel and Entertainment". Vendor payments.

PRESS

The Polypill at 20 — What Have We Learned?

These studies show similar or even improved risk-factor control in patients treated with a polypill as compared with usual care. There is also robust evidence that the combination pills have an acceptable side-effect profile.

View Article

This Daily Pill Cut Heart Attacks by Half. Why Isn't Everyone Getting It?

Giving people an inexpensive pill containing generic drugs that prevent heart attacks — an idea first proposed 20 years ago but rarely tested — worked quite well in a new study, slashing the rate of heart attacks by more than half among those who regularly took the polypills.

View Article

PERSONALIZED MEDICINE

Personalized medicine is an emerging practice of medicine that uses an individual's genetic profile to guide decisions made in regard to the prevention, diagnosis, and treatment of disease.

View Article

Show More Press

ALL UPDATES

03.29.23

HeartBeat Health and Oneful Health For Personalized Cardiology

Personalized Medicine Meets Virtual Care Cardiology:

Heartbeat Health and OneFul Health Partner to Prevent Heart Attacks and Strokes

March 28, 2023, New York, NY and Research Triangle Park, NC

Heartbeat Health and OneFul Health have teamed up to bring telemedicine and personalized medicine together, providing individuals with unique treatments to help prevent heart attacks and strokes, delivered right to their homes.

Heartbeat Health is founded by Dr. Jeffrey Wessler, a cardiologist-entrepreneur who leveraged his academic expertise to create a new standard for Virtual-First Cardiology care. Heartbeat is revolutionizing cardiovascular care, one virtual intervention at a time, and is the perfect partner for OneFul. This combination of innovative healthcare technology companies will deliver direct-to-patient personalized cardiovascular disease prevention and management services.

OneFul is leading the way with the first-ever precision cardiovascular polypill combining three to seven FDA-approved cardiovascular pharmaceuticals into one small capsule. Using only certified lab-tested purity and proven safe cardiovascular drugs trialed in over 30,000 patients, OneFul formulates personalized pharmaceutical treatments with its patented pharm tech automation platform, invented by founder and robotics expert Edison Hudson.

OneFul will send HIPAA-controlled data about pre-qualified polypill patients to Heartbeat, whose cardiologists will qualify patients for personalized polypill treatments, creating custom prescriptions that match each patient's medical needs. Their multi-drug prescription is then transmitted to OneFul's accredited pharmaceutical facility, managed by 20+ year veteran Pharmacist Danny Barnes. His PharmD team reviews and accurately fills each script using high-accuracy technology.

Both companies are committed to quality care and direct-to-patient services, making specialized cardiology consultations accessible and fast to schedule, along with custom treatments that make life and medication adherence easier for patients. Plans include integrating pharmacogenomics and in-home biomarker testing to improve treatment effectiveness further and reduce adverse effects. HeartBeat agrees to work with OneFul Health to create medical protocols for precision polypills that can be applied to any patient by their national network of cardiologists.

Heartbeat Health and OneFul Health teams are excited by the potential to improve cardiovascular treatment, providing the best in telemedicine and personalized medicine to prevent heart attacks and strokes and ushering in a new era of personalized cardiovascular care.

onefulhealth.com/ heartbeathealth.com

OneFul® Heartbeat™

03.21.23

What is the Market for Personalized Polypill

Watch Edison Hudson, CEO/Founder speak about Oneful Personalized, Precision, Preventative Polypill - https://youtu.be/FEbxfbvTrRM

Imagine having the power to change lives and prevent heart disease in millions of Americans. With our Cardiovascular Precision Preventative Polypill, or CVD-P3, we have the opportunity to make a significant impact in the world of medicine. Some of you may have had questions about our product and its potential impact. Rest assured, the market for our product is enormous. Over 14 million Americans have diagnosed coronary artery disease, and a large portion of these individuals could benefit from using CVD-P3.

Our product is specially designed for patients who take multiple post-operation drugs to reduce risk. This includes patients who have received stents and coronary artery bypass graft surgery, which amounts to 2 million and 340,000 people per year, respectively. And it doesn't stop there. CVD-P3 can also be formulated to address specific genomic risk factors, common in some families - 27.8 million people over 20 years of age.

With the impact of COVID-19, the risks for heart disease have only increased. Dr. Eric Topol, in his recent article on Substack, mentions the 1.7-fold risk of heart attack and 1.6-fold increased risk of stroke. This means that there is an even greater need for preventative measures like CVD-P3.

But let's talk about the numbers. Our model predicts that we can achieve revenue of $100M by serving just 1.5 million customers per year - a feasible number with 25 of our robotic compounders. And that's just the beginning. Imagine the potential impact of our future pipeline, which includes addressing diabetes, metabolic diseases, and mental health.

So, let's take control of the future of medicine and make a real difference in the lives of millions. Join us in our mission to prevent heart disease and pave the way for a healthier world. Listen to Edison Hudson, our CEO explain more about our revolutionary CVD-P3 personalized product.

Data Sources: https://www.nih.gov/news-events/nih-research-matters/bypass-surgery-shows-advantage ; https://idataresearch.com/stents-implanted-per-year-in-the-u-s/#:~:text=iData%20Research%2C%20a%20leading%20international%20market%20research%20and,stents%20implanted%20per%20year%20in%20the%20United%20States. ; https://idataresearch.com/new-study-shows-approximately-340000-cabg-procedures-per-year-in-the-united-states/#:~:text=According%20to%20a%20new%20cardiac%20surgery%20study%20by,grafted%20onto%20the%20heart%20to%20bypass%20blocked%20arteries. ; https://www.ahajournals.org/doi/10.1161/JAHA.119.012364#:~:text=Using%20a%20representative%20sample%20of%20the%20US%20population%2C,cardiovascular%20disease%20can%20be%20identified%20using%20family%20history. ; https://erictopol.substack.com/p/heart-attacks-and-strokes-late-after

StartEngine Forward Looking Statements:

The statements in the article are not guarantees of future performance and undue reliance should not be placed on them. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or result expressed or implied by such forward-looking statements.

Although forward-looking statements contained in this update are based upon what management of the Company believes are reasonable assumptions, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change except as required by applicable securities laws. The reader is cautioned not to place undue reliance on forward-looking statements.

03.16.23

Unaffected by SVB issues

OneFul Health Inc and wholly owned subsidiary, Triangle Compounding Pharmacy, are not directly impacted by the current Silicon Valley Bank, Signature Bank situation. Our accounts are all with Truist Bank at this time.

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Adam Sampson 8 INVESTMENTS

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Being in healthcare, I do like the general concept. People take on average more than 10 pills a day, and it can be quite difficult to keep ...

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Edison Hudson

OneFul Health, Inc. • a month ago

Adam, Thanks for your great questions. We have given a lot of thought to such operational issues. Our initial polypill customer ...

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

old - https://vimeo.com/788873923

Did you know that today more than half of adults 65 and older report taking four or more prescription drugs per day? And that 85% of Seniors make common mistakes such as: And that non-adherence and adverse effects cause at least 100,000 preventable deaths AND 100 billion dollars in medical costs per year? And remembering multiple medications Leads to pill fatigue, confusion, and low adherence. Which should be avoidable. Now it is, with OneFul's Personalized Polypill, a multi-drug solution customized to fit several prescriptions into one. OneFul Health has patented methods to improve chronic disease treatments OneFul Health delivers physician-prescribed treatments which have been combined into a single pill or gel with robotic automation. With over 13 issued patents, OneFul can use clinically-proven genomics to enhance benefits and reduce adverse effects, ensuring that each patient gets an individualized polypill OneFul Health's Polypill solution will improve the quality of life for millions of patients, I'm proud to lead a team who share a vision to make more effective, personalized medicine accessible and affordable for everyone CEO statement – Scolling info "Edison Hudson, CEO, serial entrepreneur, factory automation expert Just like iRobot where I was a key executive, and at PillPack, both acquired by Amazon, Oneful's technology and pharmacy innovations can "Change the World", and become very valuable while also doing great good for people suffering from chronic disease. Invest because the OneFul team has the innovation and the experience to succeed at making personalized medicine affordable and accessible to millions.Invest in Oneful to become first to the multi-$Billion market for personalized medicine Invest to improve the quality of life for millions every day, your loved ones and maybe someday yourself.

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

EXHIBIT F.1 TO FORM C

Amended and Restated Certificate of Incorporation

[See attached]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "PANACEA BIOMATX, INC.", CHANGING ITS NAME FROM "PANACEA BIOMATX, INC." TO "ONEFUL HEALTH, INC.", FILED IN THIS OFFICE ON THE SECOND DAY OF NOVEMBER, A.D. 2021, AT 11:21 O`CLOCK A.M.

Jeffrey W. Bullock, Secretary of State

5406398 8100
SR# 20213677685

Authentication: 204592361
Date: 11-03-21

State of Delaware
Secretary of State
Division of Corporations
Delivered 11:21 AM 11/02/2021
FILED 11:21 AM 11/02/2021
SR 20213677685 - File Number 5406398

EIGHTH AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

PANACEA BIOMATX, INC.

Edison Thurman Hudson, Jr. hereby certifies that:

ONE: The date of filing of the original Certificate of Incorporation of this Company with the Secretary of State of the State of Delaware was September 27, 2013.

TWO: He is the duly elected and acting President and Chief Executive Officer of Panacea BioMatx, Inc., a Delaware corporation.

THREE: The Seventh Amended and Restated Certificate of Incorporation of the Corporation is hereby amended and restated to read as follows:

I.

The name of the Corporation is OneFul Health, Inc. (the "***Corporation***").

II.

A. Authorized Common Stock. The Corporation is authorized to issue fifteen million (15,000,000) shares of common stock, $0.00001 par value (the "***Common Stock")***. Any common stock shares previously issued as $0.0001 par value common stock shall be treated as if they were issued as $0.00001 par value Common Stock, any preferred stock shares previously issued as $0.0001 par value preferred stock shall be treated as if they were issued as $0.00001 par value Preferred Stock, and, as of May 6, 2021, each previously issued share of Preferred Stock shall have been automatically converted to two (2) shares of uncertificated $0.00001 par value Common Stock.

B. Reverse Stock Split. Upon the filing and effectiveness (the "***Effective Time***") pursuant to the Delaware General Corporation Law of this Eighth Amended and Restated Certificate of Incorporation of the Corporation, each three (3) shares of Common Stock issued and outstanding immediately prior to the Effective Time shall, automatically and without any action on the part of the respective holders thereof, be combined and converted into one (1) uncertificated share of Common Stock (the "***Reverse Stock Split***"), provided that if any conversion would otherwise result in a fractional share or fractional interest being issued to any holder, such fractional number shall be rounded up to the nearest whole number so that no fractional interest or fractional share shall be created or issued to any holder in connection with the Reverse Stock Split. Each certificate that immediately prior to the Effective Time represented shares of Common Stock ("**Old Certificates**"), shall thereafter represent that number of shares of Common Stock into which the shares of Common Stock represented by the Old Certificate shall have been combined.

C. Voting Rights. The holders of the Common Stock shall the right to one vote for each share of Common Stock held.

D. Board of Directors. The business of the Corporation shall be managed by its Board of Directors, the election of the members of which Board need not be by written ballot. The Board of Directors shall consist of five (5) members elected by a majority of the holders of the Common Stock voting in a quorum as set forth the By-laws, provided that the initial members of the Board of Directors as of the effective date of this Eighth Amended and Restated Certificate of Incorporation of Panacea Biomatx, Inc. shall be Deon Joubert, Edison Thurman Hudson, Jr., Worth Harris, Danny Mack Barnes and Eva Doss, each of whom has the address of 6 Davis Drive, Suite 110, Research Triangle Park, NC 27709, and each of whom shall serve until their successors are duly elected and qualified. Thomas Roberg shall have board observer rights subject to entering into the Corporation's board observer agreement concerning protection confidentiality and attorney-client privilege. The Board of Directors shall also have the authority to grant addition board observer rights to other individuals. Any director who shall have been elected by the holders of a class, may be removed during such director's term of office, whether with or without cause, only by the affirmative vote of the holders of a majority of the shares of the Common Stock.

III.

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

IV.

To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article Fourth to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended. Any repeal or modification of the foregoing provisions of this Article Fourth by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

V.

To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law. Any amendment, repeal or modification of the foregoing provisions of this Article Fifth shall not adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification. The following indemnification provisions shall apply to the persons enumerated below.

A. Right to Indemnification of Directors and Officers. The Corporation shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person (an "Indemnified Person") who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a "**Proceeding**"), by reason of the fact that such person, or a person for whom such person is the legal representative, is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, limited liability company, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys' fees) reasonably incurred by such Indemnified Person in such Proceeding. Notwithstanding the preceding sentence, except as otherwise provided in Section C of this Article Fifth, the Corporation shall be required to indemnify an Indemnified Person in connection with a Proceeding (or part thereof) commenced by such Indemnified Person only if the commencement of such Proceeding (or part thereof) by the Indemnified Person was authorized in advance by the Board of Directors.

B. Prepayment of Expenses of Directors and Officers. The Corporation shall pay the expenses (including attorneys' fees) incurred by an Indemnified Person in defending any Proceeding in advance of its final disposition, provided, however, that, to the extent required by law, such payment of expenses in advance of the final disposition of the Proceeding shall be made only upon receipt of an undertaking by the Indemnified Person to repay all amounts advanced if it should be ultimately determined that the Indemnified Person is not entitled to be indemnified under this Article Fifth or otherwise .

C. Claims by Directors and Officers. If a claim for indemnification or advancement of expenses under this Article Fifth is not paid in full within thirty (30) days after a written claim therefor by the Indemnified Person has been received by the Corporation, the Indemnified Person may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim. In any such action the Corporation shall have the burden of proving that the Indemnified Person is not entitled to the requested indemnification or advancement of expenses under applicable law.

D. Indemnification of Employees and Agents. The Corporation may indemnify and advance expenses to any person who was or is made or is threatened to be made or is otherwise involved in any Proceeding by reason of the fact that such person, or a person for whom such person is the legal representative, is or was an employee or agent of the Corporation or, while an employee or agent of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture limited liability company, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys' fees) reasonably incurred by such person in connection with such Proceeding. The ultimate determination of entitlement to indemnification of persons who are non-director or officer employees or agents shall be made in such manner as is determined by the Board of Directors in its sole discretion. Notwithstanding the foregoing sentence, the Corporation shall not be required to indemnify a person in connection with a Proceeding initiated by such person if the Proceeding was not authorized in advance by the Board of Directors.

E. Advancement of Expenses of Employees and Agents. The Corporation may pay the expenses (including attorneys' fees) incurred by an employee or agent in defending any Proceeding in advance of its final disposition on such terms and conditions as may be determined by the Board of Directors.

F. Non-Exclusivity of Rights. The rights conferred on any person by this Article Fifth shall not be exclusive of any other rights which such person may have or hereafter acquire under any statute, provision of the certificate of incorporation, these by-laws, agreement, vote of stockholders or disinterested directors or otherwise.

G. Other Indemnification. The Corporation's obligation, if any, to indemnify any person who was or is serving at its request as a director, officer or employee of another Corporation, partnership, Limited liability company, joint venture, trust, organization or other enterprise shall be reduced by any amount such person may collect as indemnification from such other Corporation, partnership, limited liability company, joint venture, trust, organization or other enterprise.

H. Insurance. The Board of Directors may, to the full extent permitted by applicable law as it presently exists, or may hereafter be amended from time to time, authorize an appropriate officer or officers to purchase and maintain at the Corporation's expense insurance: (a) to indemnify the Corporation for any obligation which it incurs as a result of the indemnification of directors, officers and employees under the provisions of this Article Fifth; and (b) to indemnify or insure directors, officers and employees against liability in instances in which they may not otherwise be indemnified by the Corporation under the provisions of this Article Fifth.

I. Amendment or Repeal. Any repeal or modification of the foregoing provisions of this Article Fifth shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification. The rights provided hereunder shall inure to the benefit of any Indemnified Person and such person's heirs, executors and administrators.

VI.

The Corporation renounces, to the fullest extent permitted by law, any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An "Excluded Opportunity" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of a Preferred Stock or any partner, member , director, stockholder, employee or agent of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (collectively, "Covered Persons"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person 's capacity as a director of the Corporation.

VII.

Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation , (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim against the Corporation , its directors, officers or employees arising pursuant to any provision of the Delaware General Corporation Law or the Corporation's certificate of incorporation or bylaws or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. If any provision or provisions of this Article Seventh shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article Seventh (including, without limitation, each portion of any sentence of this Article Seventh containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

VIII.

Whenever a compromise or arrangement is proposed between this Corporation and its creditors or any class of them and/or between this Corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of this Corporation or of any creditor or stockholder thereof or on the application of any receiver or receivers appointed for this Corporation under Section 291 of the Delaware General Corporation Law or on the application of trustees in dissolution or of any receiver or receivers appointed for this Corporation under Section 279 of the Delaware General Corporation Law order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this Corporation, as the case may be, to be summoned in such manner as the said court directs. If a majority in number representing three-fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders holding three-fourths of the applicable shares, as the case may be, agree to any compromise or arrangement and to any reorganization of this Corporation as consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders, of this Corporation, as the case may be, and also on this Corporation.

IX.

The address of the Corporation's registered office in the State of Delaware is 251 Little Falls Drive, in the City of Wilmington, 19808, County of New Castle and its registered agent at such address is Corporation Service Company.

FOUR: This Eighth Amended and Restated Certificate of Incorporation has been duly approved by the Board of Directors of the Corporation.

FIVE: This Eighth Amended and Restated Certificate of Incorporation was approved by the holders of the requisite number of shares of the Corporation in accordance with Section 228 of the Delaware General Corporate Law. This Eighth Amended and Restated Certificate of Incorporation has been duly adopted by the stockholders of the Corporation in accordance with the provisions of Sections 242 and 245 of the Delaware General Corporate Law.

[SIGNATURE ON FOLLOWING PAGE.]

IN WITNESS WHEREOF, PANACEA BIOMATX, INC. has caused this Eighth Amended and Restated Certificate of Incorporation to be signed by its President and Chief Executive Officer this 28th day of October, 2021.

PANACEA BIOMATX, INC.

By: ______________________________

Edison Thurman Hudson, Jr., President and CEO

EXHIBIT F.2 TO FORM C

Shareholders Stock Restriction Agreement

[See attached]

Attachment 1

ONEFUL HEALTH, INC.
SECOND AMENDED AND RESTATED
SHAREHOLDERS STOCK RESTRICTION AGREEMENT

THIS SECOND AMENDED AND RESTATED SHAREHOLDERS STOCK RESTRICTION AGREEMENT ("**Stock Restriction Agreement**") is made by and among OneFul Health, Inc., a Delaware corporation (the "**Corporation**")(formerly named Panacea BioMatx, Inc.) and each of the persons or entities listed as Shareholders listed on Schedule 1 hereto as amended from time to time along with additional holders of the Corporation's $0.00001 par value common stock ("**Common Stock**") who have each agreed to be bound by the terms hereof by agreeing to the Plan of Reorganization (as defined below) or by executing a joinder hereto (each a "**Stockholder**" and collectively the "**Stockholders**").

RECITALS

WHEREAS, in connection with the sale of shares of the Corporation's Series A Convertible Preferred Stock ("**Preferred Shares**") the Corporation has previously entered into a prior version of this Stock Restriction Agreement called the "Investor Rights and Stock Restriction Agreement" ("**Original IRSRA**") with holders of Preferred Shares, each such holder being referred to therein as an "**Investor";**

WHEREAS, effective as the date hereof a Plan of Reorganization (the "**Plan**") with respect to the Corporation has been adopted by the Board of Directors of the Corporation, a majority of the holders of the outstanding shares of the Common Stock and a majority of the holders of the Series A Preferred Stock;

WHEREAS, concomitant with and as part of the Plan, this Stock Restriction Agreement has been adopted as an amendment to the Original IRSRA by a majority of the original Investors effective as of the Date hereof and, pursuant to Section 19 of the Original IRSRA, all of the Original Investors are bound by this Stock Restriction Agreement without additional need to execute this Stock Restriction Agreement;

WHEREAS, the Plan provides that all previously existing holders of Common Stock have agreed to become bound by this is Stock Restriction Agreement by agreeing to the Plan and by so doing this Stock Restriction Agreement will supersede and replace any prior Restricted Stock Agreement to which they may have been bound;

WHEREAS, pursuant to the Plan, holders of debt and certain trade payables will convert a portion of amounts owned to such holders to Common Stock and by agreeing to the Plan have also agreed thereby to be become bound by this Stock Restriction Agreement;

WHEREAS, effective as of the date hereof the Certificated of Incorporation of the Corporation has been amended so that all outstanding shares of Series A Convertible Preferred Stock have been converted to Common Stock and all rights of Stockholders are the same, and, consistent with the foregoing, this Stock Restriction Agreement has eliminated a number of provisions in the Original IRSRA so that the rights associated with all outstanding shares are the same;

WHEREAS, the Corporation holds 5,800,000 shares ("**Corporation PNI Shares**") of Common Stock of Panaceutics Nutrition, Inc. ("**PNI**") and plans to distribute 5,300,000 of those shares pro-rata to all holders of Common Stock of the Corporation subject to the agreement herein of such distributees and their spouses to the extent applicable to be bound hereby to the Panaceutics Nutrition, Inc. Voting Agreement dated February 13, 2019 ("**PNI Voting Agreement**") and the Panaceutics Nutrition, Inc. Right of First Refusal and Co-Sale

Agreement dated February 12, 2019 ("**PNI RFRCSA**") with respect to the Corporation PNI shares distributed to them;

WHEREAS, the Corporation in the future may distribute to the Stockholders ownership of new entities created by the Corporation and the Stockholders agree to be have such shares or interests to be bound by this Stock Restriction Agreement if so required by the Board of the Corporation;

NOW, THEREFORE, in consideration of the mutual covenants herein contained and other valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto hereby agree as follows:

1. Certain Definitions.

As used in this Agreement, the following terms shall have the following respective meanings:

"***Commission***" means the Securities and Exchange Commission, or any other federal agency at the time administering the Securities Act.

"***Common Stock***" means the $0.00001 par value common stock of the Corporation.

"***Corporation PNI Shares***" shall mean $0.00001 par value common stock of PNI that are owned by the Corporation.

"***Distributed Corporation PNI Shares***" shall mean shares of PNI $0.00001 par value Common Stock that have been distributed to Stockholders.

"***Exchange Act***" means the Securities Exchange Act of 1934, as amended, or any similar Federal statute, and the rules and regulations of the Commission issued under such Act, as they each may, from time to time, be in effect.

"***Gift Warrants***" means warrants to purchase shares of the Corporation's Common Stock given to certain Investors by each of Edison Thurman Hudson, Jr. and Lloyd Staton Noel.

"***Majority Shareholders***" means Shareholders owning a majority of the outstanding voting shares of the Corporation.

"***Other Distributed Company***" means a subsidiary or affiliate of the Corporation for which Other Distributed Shares of the Corporation.

"***Other Distributed Shares or Interests***" means membership interests or shares of stock of other entities owned by the Corporation, which interests are distributed by the Corporation to its Stockholders.

"***Qualified Public Offering***" means an initial underwritten public offering by the Corporation of its Common Stock under an effective registration statement under the Securities Act for an offering price resulting in aggregate proceeds to the Corporation of at least twenty million dollars ($20,000,000.00) at a price per share of at least five dollars ($5.00) (appropriately adjusted for stock splits, dividends, combinations and the like).

"***Panaceutics Nutrition, Inc.***" or "***PNI***" means Panaceutics Nutrition, Inc., a Delaware corporation.

"***PNI RFRCSA***" means the Panaceutics Nutrition, Inc. Right of First Refusal and Co-Sale Agreement dated February 13, 2019.

"***PNI Voting Agreement***" means the Panaceutics Nutrition, Inc. Voting Agreement dated February 13, 2019.

"***Registration Statement***" means a registration statement filed by the Corporation with the Commission for a public offering and sale of securities of the Corporation (other than a registration statement on Form S-8 or Form S-4, or their successors, or any other form for a limited purpose, or any registration statement covering only securities proposed to be issued in exchange for securities or assets of another corporation).

"***Registrable Shares***" means (i) the shares of Common Stock issued, (ii) any shares of Common Stock of the Corporation issued or issuable upon the conversion of any warrant, right, or other security which is issued; or (iii) Common Stock issued because of stock splits, stock dividends, reclassifications, recapitalization, or similar events.

"***Securities Act***" means the Securities Act of 1933, as amended, or any similar federal statute, and the rules and regulations of the Commission issued under such Act, as they each may, from time to time, be in effect.

"***Preferred Shares***" means shares of $0.00001 par value Series A Preferred Stock of the Corporation outstanding immediately prior to the filing of the Corporation's Seventh Amended and Restated Certificate of Incorporation.

"***Stockholders***" means the Investors and the holders of the Series A Preferred Stock (or the Common Stock issuable upon conversion thereof) entitled to rights granted under this Agreement in accordance with Section 11 hereof or under any similar agreement between the Corporation and holders of Series A Preferred Stock.

"***Termination Event***" means (a) the date upon which a Registration Statement filed by the Corporation under the Securities Act in connection with a Qualified Public Offering of the Corporation's securities first becomes effective and the securities registered thereunder shall have been sold, (b) such time as there shall exist a public trading market for the Corporation's Common Stock into which such Stockholder may sell all of its shares under Rule 144 (the "Proxy"), (c) the date of a Change of Control Event, (d) simultaneously with the sale of at least ninety-five percent (95%) of the outstanding shares of the Company to a third-party which is not a company related by ownership in any way to the Company; (e) simultaneously with the merger of the Company into another company which is not a company related by ownership in any way to the Company and the Company is not the surviving entity; or (iii) simultaneously with the sale of all or substantially all of the assets of the Company.

2. "Lockup" Agreement. The Corporation (or a representative of the underwriters) may, in connection with the first underwritten registration of the offering of any securities of the Corporation under the Securities Act, require that Stockholder not sell or otherwise transfer or dispose of any of the Common Stock or other securities of the Company during such period (not to exceed one hundred eighty (180) days) following the effective date (the "**Effective Date**") of a registration statement of the Company filed under the Securities Act. For purposes of this restriction, Stockholder will be deemed to own securities which (a) are owned directly or indirectly by Stockholder, including securities held for Stockholder's benefit by nominees, custodians, brokers or pledges; (b) may be acquired by Stockholder within sixty (60) days after the Effective Date; (c) are owned directly or indirectly, by or for Stockholder's brothers or sisters (whether by whole or half blood), spouse, ancestors and lineal descendants; or (d) are owned, directly or indirectly, by or for a corporation, partnership, estate or trust of which Stockholder is a shareholder, partner or beneficiary. Stockholder further agrees that the Company may impose stop-transfer instructions with respect to securities subject to the foregoing restrictions until the end of such period.

3. Rule 144 Requirements. After the earliest of (i) the closing of an initial underwritten public offering by the Corporation pursuant to a Registration Statement, (ii) the registration by the Corporation of a class of securities under Section 12 of the Exchange Act, or (iii) the issuance by the Corporation of an offering circular pursuant to Regulation A under the Securities Act, the Corporation agrees to:

(i) make and keep public information available, as those terms are understood and defined in Rule 144 under the Securities Act;

(ii) use its best efforts to file with the Commission in a timely manner all reports and other documents required of the Corporation under the Securities Act and the Exchange Act (at any time after it has become subject to such reporting requirements); and

(iii) furnish to any holder of Registrable Shares upon request a written statement by the Corporation as to its compliance with the reporting requirements of said Rule 144 (at any time after ninety (90) days after the closing of an initial underwritten public offering by the Corporation pursuant to a Registration Statement), and of the Securities Act and the Exchange Act (at any time after it has become subject to such reporting requirements), a copy of the most recent annual or quarterly report of the Corporation, and such other reports and documents of the Corporation as such holder may reasonably request to avail itself of any similar rule or regulation of the Commission allowing it to sell any such securities without registration.

4. Right of First Refusal. Each Stockholder may voluntarily transfer Shares or Registrable Shares only in accordance with the provisions of this Section 4.

(a) Offer. If the Stockholder (the "***Offeree***") finds an individual or entity who wishes to acquire the Shares or Registrable Shares (the "***Offeror***"), the Offeree shall obtain from the Offeror a written offer to purchase (the "***Third-Party Offer***"). The Third-Party Offer shall set forth the name of the Offeror, the number of Shares or Registrable Shares to be transferred, the price per share and the other terms of the offer.

(b) Purchase Option. The Corporation shall, without any other action on the part of the Offeree, have an option to acquire all but not less than all of the shares described in the Third-Party Offer upon the same terms and conditions set forth in the Third-Party Offer. The Corporation, if it elects to exercise its option under this Section 13 shall deliver an exercise notice to the Offeree, such notice to be sent no later than thirty (30) days after the date on which the Third-Party Offer is delivered, after which time the option granted to the Corporation shall expire.

(c) Right to Sell. If the Corporation does not exercise its option to purchase all of the Shares or Registrable Shares offered to it within the time required, then the Offeree may sell the Shares or Registrable Shares offered to the Offeror in strict accordance with the terms of the Third-Party Offer; provided that if the sale is not completed within ninety (90) days after the option period described above expires, the Shares or Registrable Shares shall not thereafter be sold unless first reoffered in the manner required under the terms of this Section 4. In connection with any such transfer, the Offeror must execute an addendum agreeing to be bound by the provisions of this Agreement as a Stockholder.

(d) Permitted Transferees. Notwithstanding the foregoing, the provisions of this Section 4 shall not apply to any transfer to a Permitted Transferee, provided that the Permitted Transferee shall be bound by the provisions of this Agreement as a Stockholder and that no transfer shall take place until the Permitted Transferee acknowledges this obligation in writing. For purposes of this Agreement, a "***Permitted Transferee***" shall mean (i) the spouse of an individual Stockholder, (ii) a descendant of an individual Stockholder or of a current or former spouse of an individual Stockholder, (iii) a parent or sibling of an individual Stockholder, (iv) the estate of an individual Stockholder, (v) a trust or custodianship for the primary benefit of any of the foregoing individuals, (vi) in the case of a Stockholder that is an entity, a party who is an affiliate, as that term is defined in Rule 501 under the Securities Act, of such Stockholder, (vii) to another Stockholder, (viii) to a holder of Gift Warrant with respect shares acquired upon the exercise thereof.

(e) Legend on Certificate. With respect to shares issued after the date hereof, each certificate of the Stockholder representing the Shares or Registrable Securities or, each notice of issuance with respect to uncertificated shares, shall bear a legend in substantially the form set forth below, until such time as the shares represented thereby shall no longer be subject to the provisions hereof:

> The securities represented by this certificate [notice] are subject to the provisions of a certain Stock Restriction Agreement by and among the Corporation and certain of its shareholders and may not be transferred except in accordance with the terms of said Agreement. Copies of said Agreement can be obtained at the Corporation's offices upon request.

5. Board Composition. Until such time as the Seventh the Amended and Restated Certificate of Incorporation are amended to provide otherwise, and provided that the Board of Directors has at least two members, the Stockholders agree to vote their shares or to require the holders of any proxy given by them to vote their shares, as to ensure that the Board of Directors shall consist of five (5) members nominated by the Board of Directors, provided that the initial directors upon the exercise hereof shall initially be Edison Thurman Hudson, Jr., Danny Mack Barnes, Deon Joubert, Worth Harris and Eva Doss.

6. Financial Statements. The Corporation shall deliver via email to each Stockholder, or alternatively, post on a website made available to each Stockholder, within one hundred twenty (120) days after the end of each fiscal year of the Corporation, unaudited consolidated statements of income and retained earnings and changes in financial position of the Corporation as at the end of such year, together with the related consolidated balance sheet as at the end of such period, setting forth the corresponding figures for the preceding fiscal year, each prepared in accordance with generally accepted accounting principles, consistently applied.

7. Confidential Information. Each Stockholder agrees to use the same degree of care as such Shareholder uses to protect its own confidential information, but no less than reasonable care, to keep confidential any information furnished to such Shareholder pursuant to this Agreement or otherwise that the Corporation identifies as being confidential or proprietary (so long as such information is not in the public domain), except that such Shareholder may disclose such proprietary or confidential information (i)

to any partner, subsidiary or parent of such Investor for the purpose of evaluating its investment in the Corporation as long as such partner, subsidiary or parent is advised of the confidentiality provisions of this Section 7; (ii) at such time as it enters the public domain through no fault of such Shareholder; (iii) that is communicated to it free of any obligation of confidentiality; (iv) that is developed by Investor or its agents independently of and without reference to any confidential information communicated by the Corporation; or (v) as required by applicable law; and provided, further, that any Shareholder may provide aggregated financial information to its partners or members as required by any partnership agreement or limited liability operating agreement. It is understood that all financial statements furnished pursuant to this Section 7 shall be considered confidential information whether or not specifically marked as such.

8. Irrevocable Proxy. Each Stockholder hereby constitutes and appoints the Board of Directors of the Corporation, acting by majority vote thereof, as its, his, her or their proxy, with full power of substitution, for and on our behalf to attend all meetings of the shareholders of the Corporation and for such persons to act, vote, and execute consents and waivers, as fully and to the same extent and effect as might be done by the Stockholder with respect all Common Stock owned by such Stockholder, provided that such rights must be exercised in a manner consistent with Section 5 hereof. This appointment of proxy is coupled with an interest associated with Stockholder's interest in this Stock Restriction Agreement and the Plan without which Stockholder recognizes that all or a substantial portion of the value of Stockholder's Common Stock (or predecessor Series A Convertible Preferred Stock held by Stockholder) may have been substantially reduced or lost. This appointment of proxy is irrevocable until the interest to which it is coupled is extinguished or until a Termination Event, and until such time this appointment of proxy shall continue in full force and effect. In the event that, as the result of a stock split or stock dividend or combination of shares or any other change, or exchange for other securities, by reclassification, reorganization, merger, consolidation, recapitalization or otherwise, Stockholder is entitled to new or additional or different shares of stock or securities, such new or substitute shares or securities shall be subject to this proxy.

9. PNI Proxy. Each Stockholder hereby constitutes and appoints the Board of Directors of the Corporation, acting by majority vote thereof, as its, his, her or their proxy, with full power of substitution, for and on our behalf to attend all meetings of the shareholders of PNI and for such persons to act, vote, and execute consents and waivers, as fully and to the same extent and effect as might be done by the Stockholder with respect all Distributed Corporation PNI Shares owned by such Stockholder. This appointment of proxy is coupled with an interest associated with Stockholder's interest in this Stock Restriction Agreement and the Plan without which Stockholder recognizes that the PNI share would not have been distributed to Stockholder by the Corporation. This appointment of proxy is irrevocable until the interest to which it is coupled is extinguished, until a Termination Event or until the PNI Voting Agreement is no longer applicable to PNI Common Stock owned by Stockholder, and until such time this appointment of proxy shall continue in full force and effect. In the event that, as the result of a stock split or stock dividend or combination of shares or any other change, or exchange for other securities, by reclassification, reorganization, merger, consolidation, recapitalization or otherwise, Stockholder is entitled to new or additional or different shares of stock or securities, such new or substitute shares or securities shall be subject to this proxy.

10. Proxy for Other Distributed Shares or Interests. Unless otherwise waived by the Board of Directors of the Corporation, each Stockholder hereby constitutes and appoints the Board of Directors of the Corporation, acting by majority vote thereof, as its, his, her or their proxy, with full power of substitution, for and on our behalf to attend all meetings of the shareholders or member of any Other Distributed Company and for such persons to act, vote, and execute consents and waivers, as fully and to the same extent and effect as might be done by the Stockholder with respect all Other Distributed Shares or Interests owned by such Stockholder. This appointment of proxy is coupled with an interest associated with Stockholder's interest in this Stock Restriction Agreement and the Plan without which Stockholder

recognizes that the Other Distributed Shares or Interests would not have been distributed to Stockholder by the Corporation. This appointment of proxy is irrevocable until the interest to which it is coupled is extinguished, until a Termination Event or until released by the Board of Directors of the Corporation, and until such time this appointment of proxy shall continue in full force and effect. In the event that, as the result of a stock split or stock dividend or combination of shares or any other change, or exchange for other securities, by reclassification, reorganization, merger, consolidation, recapitalization or otherwise with respect to the Other Distributed Corporation, Stockholder is entitled to new or additional or different shares of stock or securities, such new or substitute shares or securities shall be subject to this proxy.

11. PNI RFRCSA and PNI Voting Agreement. Each Stockholder agrees that, as a condition to receiving any PNI Distributed Shares, Stockholder and stockholder's spouse, if any, shall be required to executed joinders to the PNI RFRCA Agreement and the PNI Voting Agreement and other collateral documents required to be executed by PNI Shareholders as required by PNI. Stockholder recognizes that Stockholder's failure to comply with such requirements may result in forfeiture of Stockholder's right to participate in such distribution.

12. Drag-Along. If Majority Shareholders elect to sell their Common Stock to any person (other than to Permitted Transferees as expressly permitted, the Majority Shareholders may, at their option and upon notice to the other Shareholders, elect to require all but not less than all other Shareholders to sell their Common Stock in such transaction on the same terms and conditions as the Majority Shareholders. Such notice must be given simultaneously with the notice of right of first refusal pursuant to Section 4. Upon receipt of notice from the Majority Shareholders regarding their election pursuant to this Section, the other Shareholders (a) may exercise their rights of first refusal pursuant to Section 4, or (b) otherwise shall be obligated to sell their Common Stock in such transaction on the same terms and conditions as such selling Majority Shareholders.

13. Notices. All notices, requests, consents, and other communications under this Agreement shall be in writing and shall be delivered by hand, courier service or sent by electronic facsimile transmission or mailed by first class certified or registered mail, return receipt requested, postage prepaid, to the parties at the addresses set forth below, or to such other address as any party may provide in writing to the others. Further, notices may be sent by electronic mail or facsimile to any Stockholder who furnishes the Corporation and the other parties with an electronic mail address or facsimile number at which such Stockholder may be contacted for purposes of receiving notices hereunder.

(a) If to the Corporation to:

Panacea BioMatx, Inc. [OneFul Health, Inc.]
P. O. Box 110263
Research Triangle Park, NC 27709
Attn: President
Tel: (919) 354-1031
Fax:

with a copy to:

Daniels & Daniels, P.A.
P.O. Box 12218
Research Triangle Park, NC 27709
Attn: Walter E. Daniels, Esq.
Tel: 919-544-5444
Fax: 919-381-9608

(b) If to a Stockholder to:

to such Stockholder at the address
of record for such Stockholder.

Except as otherwise provided in this Agreement, all notices and communications hereunder shall be deemed to have been duly given when transmitted by email to an address provided by the Stockholder as provided above, by electronic facsimile transmission and confirmed, when personally delivered or, in the case of a mailed notice, three (3) business days after the date deposited in the mails, postage prepaid, in each case given or addressed as aforesaid.

14. Entire Agreement. This Agreement embodies the entire agreement and understanding between the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and understandings relating to such subject matter.

15. Amendments and Waivers. Except as otherwise expressly set forth in this Agreement, any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance) with the written consent of the Corporation and the holders of at least a majority of the Common Stock that have become bound to this Agreement. Any amendment or waiver effected in accordance with this Section shall be binding on each holder of Common, each future holder of all such securities, and the Corporation. No waiver of or exceptions to any term, condition or provision of this Agreement, in any one or more instances, shall be deemed to be, or construed as, a further or continuing waiver of any such term, condition or provision. Notwithstanding the foregoing, this Agreement may be amended to add any Stockholder who executed a joinder hereto after the effective date hereof, as well as any transferee to whom rights under this Agreement are transferred pursuant to Section 4, by delivery by such transferee to the Corporation of a joinder to this Agreement under which such transferee agrees to be bound by the terms hereof as a Stockholder.

16. Counterparts. This Agreement may be executed in two or more counterparts, and by different parties hereto on separate counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Each Stockholder who has approved the Plan or has executed a joinder hereto shall be deemed to have executed a counterpart hereto and shall be added to Schedule I by the Corporation.

17. Headings; Gender. The headings of the sections, subsections, and subsections of this Agreement have been added for convenience only and shall not be deemed to be a part of this Agreement. Wherever reference is made herein to the male, female or neuter genders, such reference shall be deemed to include any of the other genders, as the context may require.

18. Severability. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement.

19. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of North Carolina.

[*For signatures reference is made to original Panacea BioMatx, Inc. Investor Rights and Stock Restriction Agreements, signatures obtained pursuant to the original shareholder consent approving the Panacea BioMatx, Inc. Plan of Reorganization, and the individual agreements between each stockholder agreeing to the Panacea BioMatx, Inc. Plan of Reorganization Agreement pursuant to which they agreed to be bound by the Shareholders Stock Restriction Agreement*.] [***Schedule 1:*** *Investors' Names. [Intentionally Omitted for Privacy Purposes]*